UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 4, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Executive Officer / CFO

[Translation]

(Securities Code: 8411)

June 4, 2012

To Shareholders

Yasuhiro Sato

President & CEO

Mizuho Financial Group, Inc.

5-1, Marunouchi 2-chome,

Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 10TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 10th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below (pages 6 through 28), please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 4 through 5) and exercise your voting rights no later than 5:00 p.m. on Monday, June 25, 2012.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the exercise of voting rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 26, 2012

2.	Place:	Tokyo International Forum (Hall A)
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

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3.	Purpose:

	Report Item:	Report on the Business Report for the 10th fiscal year (from April 1, 2011 to March 31, 2012), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 3)>

	Proposal 1:	Disposal of surplus

	Proposal 2:	Appointment of three (3) Directors

	Proposal 3:	Appointment of one (1) Corporate Auditor

<Shareholders’ Proposals (Proposals 4 through 13)>

	Proposal 4:	Partial amendment to the Articles of Incorporation

	Proposal 5:	Partial amendment to the Articles of Incorporation (Evaluation of stock in the case of having an interest in a company subject to the evaluation)

	Proposal 6:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

	Proposal 7:	Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

	Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

	Proposal 9:	Partial amendment to the Articles of Incorporation (Cooperation in research on eligibility of welfare recipients)

	Proposal 10:	Partial amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

	Proposal 11:	Partial amendment to the Articles of Incorporation (Prohibition on considering a blank vote as approval for the Company’s proposal and as disapproval for the shareholder’s proposal)

	Proposal 12:	Partial amendment to the Articles of Incorporation (Separation of the chairman of a meeting of the Board of Directors and CEO)

	Proposal 13:	Partial amendment to the Articles of Incorporation (Establishment of liaison for whistle-blowing at the Board of Corporate Auditors)

– End of Notice –

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*        *        *         *        *        *

§	As has usually been the case in the past, the reception at the entrance to the meeting place is expected to be overcrowded just prior to the starting time of the meeting; therefore, your arrival ahead of time would be very much appreciated.

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place. In the case of attendance by proxy, please appoint as a proxy one of the shareholders holding voting rights at this general meeting of shareholders, and submit the document certifying the authority of such proxy together with the voting form.

§	Pursuant to laws and regulations and the provision of Article 25 of the Articles of Incorporation, the notes to consolidated financial statements and the notes to non-consolidated financial statements are disclosed through postings on the Company’s website (http://www.mizuho-fg.co.jp/english/), and are therefore not described in the attached “Report for the 10th Fiscal Year.”

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders, the business report, the consolidated financial statements, the non-consolidated financial statements, and the documents titled “(Reference)” shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/english/).

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Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us no later than 5:00 p.m. on Monday, June 25, 2012. In the event that your approval or disapproval of any proposal is not indicated on the voting form, Company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights no later than 5:00 p.m. on Monday, June 25, 2012 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required.

The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

•     If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

•     If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/).

Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code®” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

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3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows® computer

§	Browser

Microsoft® Internet Explorer 5.5 or higher

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024×768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode;” “EZweb;” or “Yahoo! Keitai;” provided that, you may have some problems accessing, and exercising your voting rights through the website for exercising voting rights with smartphones and certain other phone types as they are not guaranteed to operate normally.

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	“i-mode” is a registered trademark of NTT DOCOMO, INC.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from being intercepted and tampered with.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

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[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals, Reasons for Submission and Reference Matters:

<Company’s Proposals (Proposals 1 through 3) >

Proposals 1 through 3 have been submitted by the Company.

Proposal 1: Disposal of surplus

The Company has been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders”.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, the Company proposes the following dividends from the surplus.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to cash dividends on common stock at the end of this fiscal year, the Company proposes to make cash dividend payments of JPY 3 per share (the annual cash dividends including interim dividends amount to JPY 6 per share for this fiscal year).

With respect to cash dividends on each class of preferred stock at the end of this fiscal year, the Company proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividend per Share	Aggregate Amount of Dividends
Common Stock	JPY 3	JPY 72,063,030,897
Eleventh Series Class XI Preferred Stock	JPY 10	JPY 3,736,782,000
Thirteenth Series Class XIII Preferred Stock	JPY 15	JPY 550,350,000
Total	—	JPY 76,350,162,897

3.	Effective Date of Dividends from Surplus

June 26, 2012

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Proposal 2: Appointment of three (3) Directors

The term of office of Mr. Takashi Tsukamoto, Director, will expire at the closing of this ordinary general meeting of shareholders, and Messrs. Mitsuaki Tsuchiya and Takeo Nakano will resign from their respective positions as Directors shortly. Accordingly, the Company proposes the appointment of three (3) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Takashi Tsukamoto (August 2, 1950)	April 2002	Executive Officer / General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.	138,640 Shares of Common Stock
		March 2003	Managing Executive Officer / Head of Risk Management Group, Head of Human Resources Group and General Manager of Post-retirement Counseling of the Company
		February 2004	Managing Executive Officer / Head of Risk Management Group and Head of Human Resources Group
		April 2004	Managing Executive Officer / Head of Europe, Middle East and Africa of Mizuho Corporate Bank, Ltd.
		March 2006	Managing Director / Chief Strategy Officer and Chief Financial Officer
		April 2007	Deputy President
		April 2008	Deputy President-Executive Officer / Head of Financial Control and Accounting Group of the Company
		April 2008	President & CEO of Mizuho Financial Strategy Co., Ltd. (until April 2009)
		June 2008	Deputy President / Head of Financial Control and Accounting Group of the Company
		April 2009	President & CEO / Head of Human Resources Group
		April 2010	President & CEO
		June 2011	President & CEO of Mizuho Bank, Ltd. (current)
		June 2011	Chairman of the Company (current)
(Status of Major Concurrent Office) President & CEO of Mizuho Bank, Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the group companies of the Company (the “Group”) since 1974, including business promotion, human resources and financial planning etc., and has abundant management experience.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
2	Hideyuki Takahashi (April 20, 1957)	April 2007	Executive Officer / Senior Corporate Officer of Strategic Planning Group of Mizuho Corporate Bank, Ltd.	9,960 Shares of Common Stock
		April 2009	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Global Alternative Investment Unit
		April 2010	Managing Executive Officer / Chief Financial Officer and Chief Portfolio Management Officer
		April 2011	Managing Executive Officer / Chief Financial Officer, Chief Portfolio Management Officer and Chief Information Officer
		April 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of the Company (current)
		April 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Bank, Ltd. (current)
		April 2012	Managing Executive Officer / Head of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd. (current)
		April 2012	Managing Executive Officer / In charge of Strategic Planning, Financial Control & Accounting Group of Mizuho Trust & Banking Co., Ltd. (current)
		April 2012	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

(Status of Major Concurrent Office)

    Managing Executive Officer of Mizuho Bank, Ltd.

    Managing Executive Officer of Mizuho Corporate Bank, Ltd.

    Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

    President & CEO of Mizuho Financial Strategy Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1980, including financial planning and corporate planning, etc.

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Candidate No.	Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title and Assignment in the Company		Number of Shares of Stock of the Company held
3	Daisaku Abe (June 20, 1957)	April 2007	Executive Officer / General Manager of Executive Secretariat of Mizuho Corporate Bank, Ltd.	46,180 Shares of Common Stock
		April 2009	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group and General Manager of Group Strategic Planning of the Company
		April 2011	Managing Executive Officer / Head of Strategic Planning Group, Head of IT, Systems & Operations Group
		April 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group (current)
		April 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Bank, Ltd. (current)
		April 2012	Managing Executive Officer / Head of IT & Systems Group and Head of Operations Group of Mizuho Corporate Bank, Ltd. (current)
		April 2012	Managing Executive Officer / In charge of IT & Systems Group and Operations Group of Mizuho Trust & Banking Co., Ltd. (current)

(Status of Major Concurrent Office)

    Managing Executive Officer of Mizuho Bank, Ltd.

    Managing Executive Officer of Mizuho Corporate Bank, Ltd.

    Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

He is well-acquainted with the general business, having engaged in wide-ranging banking business, as a member of the Group since 1980, including IT & system planning and corporate planning, etc.

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Proposal 3: Appointment of one (1) Corporate Auditor

The term of office of Mr. Masami Ishizaka, Corporate Auditor, will expire at the closing of this ordinary general meeting of shareholders. Accordingly, the Company proposes the appointment of one (1) Corporate Auditor.

The candidate for Corporate Auditor is as set forth below.

The Board of Corporate Auditors has approved this Proposal in advance.

Name (Date of Birth)	Brief Personal Record, Status of Major Concurrent Office, and Title in the Company		Number of Shares of Stock of the Company held
Masami Ishizaka (December 5, 1939)	April 1963	Joined Ministry of Finance	52,400 Shares of Common Stock
	June 1993	Director-General of the Financial Bureau
	July 1994	Director-General of the Planning and Co-ordination Bureau of Environment Agency
	July 1995	Administrative Vice Minister
	July 1996	Vice Chairman of Automobile Insurance Rating Organization of Japan
	July 1998	Executive Vice President of Japan National Oil Corporation
	March 2004	Advisor
	July 2004	Vice Chairman of The General Insurance Association of Japan
	September 2007	Chairman of Okura Zaimu Kyokai(current)
	June 2008	Outside Corporate Auditor of the Company (current)
(Status of Major Concurrent Office) Chairman of Okura Zaimu Kyokai
The Company proposes to appoint him based on its conclusion that he will be able to contribute to maintaining and improving the corporate governance level of the Company by making use of his high degree of expertise gained through the experience of his duties as the Director-General of the Financial Bureau, Ministry of Finance, etc. Although he has not been engaged in management of a company other than in his career as an outside director and outside corporate auditor, the Company believes he will fulfill the audit duties of the Company appropriately due to his high degree of expertise. Four (4) years will have passed since his assumption of the office of Outside Corporate Auditor of the Company as of the closing of this ordinary general meeting of shareholders.

(Notes)	1.	Mr. Masami Ishizaka is a “candidate for outside corporate auditor” as provided for in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law.

	2.

Liability Limitation Agreement with Outside Corporate Auditor

The Company has entered into a liability limitation agreement with Mr. Masami Ishizaka, a candidate for Outside Corporate Auditor, a summary of which is provided in the “(3) Liability Limitation Agreement” of “3. Matters Regarding Outside Officers” in the Business Report.

	3.	Mr. Masami Ishizaka is an “independent director/auditor” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, as the case may be.

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<Shareholders’ Proposals (Proposals 4 through 13)>

Proposals 4 through 13 have been submitted by shareholders. Proposals 5 through 13 have been submitted by one (1) shareholder and another shareholder has submitted proposals that are identical to Proposals 6, 7, 10 and 11. Consequently, Proposals 6, 7, 10 and 11 are joint proposals.

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Proposal 4: Partial amendment to the Articles of Incorporation

1.	Details of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The maximum aggregate amount paid by the Company under all categories of compensation to each of its officers and employees shall be approximately JPY 30 million. All the past resolutions of general meetings of shareholders impeding the enforcement of this provision shall be frozen and suspended until the condition set forth below is satisfied. The condition is that the equity capital per share of the Company reaches the equity capital per share of either of Mitsubishi UFJ FG or Sumitomo Mitsui FG.

2.	Reasons for Proposal

In the lists of major compensation for officers receiving not less than JPY 100 million, which were disclosed on June 30, 2010 pursuant to laws, six (6) officers of Mizuho FG were listed and the aggregate amount of their compensation was recorded as approximately 700 million; three (3) officers of Mitsubishi UFJ FG were listed, and the aggregate amount of their compensation was recorded as approximately 300 million and no officer of Mitsui Sumitomo FG was listed. However, the dividends paid by Mizuho FG to its shareholders was JPY 6, which was half of the dividend amount of JPY 12 paid by Mitsubishi UFJ FG and was 60% of the dividend amount paid by Sumitomo Mitsui FG. Although Chairman Tsukamoto and President Sato offered a 25 % reduction in their compensation to take the responsibility for the computer system failures, even after such reduction, the estimated compensation amount for each of them is more than JPY 80 million and JPY 90 million respectively. Such amounts are far above the income of the Prime Minister, which is approximately JPY 30 million, and certainly above the income of any of the cabinet ministers.

Spending such enormous amounts on personnel costs for officers and employees prevents Mizuho FG from strengthening its capital base, and the equity capital per share of Mizuho FG is mentioned clearly in a famous economic magazine to be one third (1/3) of that of Mitsubishi UFJ FG and half of that of Sumitomo Mitsui FG. The stock prices accordingly have changed at almost that rate. Upon adopting this proposal, an increase in dividends and stock price, a universal aspiration sought by shareholders, is expected to be brought about by pursuit of a genuine strengthening of a stable capital base.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

In determining the compensation for our directors and corporate auditors, our basic policy is to set an appropriate level based on company performance over the medium to long term, compensation levels of directors and corporate auditors in other companies, including those in the same industry, economic and social conditions, as well as the roles and responsibilities of directors and corporate auditors in contributing to the realization of the objectives of MHFG.

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In accordance with the policy mentioned above, the Company determines the amount of compensation for Directors at the meetings of the Board of Directors based on factors such as the business executed by, and the degree of contribution of each Director, to the extent of the resolutions of general meetings of shareholders, while maintaining transparency and objectivity in matters of compensation for Directors by, among other things, taking into consideration opinions on the basic compensation system, etc., from the Compensation Committee, whose members include Outside Directors. In addition, the amount of compensation for Corporate Auditors has been determined through consultations among the Corporate Auditors based on the activities, etc., of a Corporate Auditor.

Employees, as well as Directors and Corporate Auditors, are paid based on a policy of maintaining an appropriate level of salary, etc., according to the job description, etc., of each employee.

As above, the determination procedures of compensation of Directors and Corporate Auditors and employees have been carried out appropriately, and there is no possibility that the interests of shareholders will be damaged.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

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Proposal 5: Partial amendment to the Articles of Incorporation (Evaluation of stock in the case of having an interest in a company subject to the evaluation)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct the subsidiaries and affiliates that the Company administers, such as bank subsidiaries, securities companies subsidiaries and consulting companies subsidiaries (the “Subsidiaries”), in the case of any of them being requested to prepare an evaluation report on corporate value in the course of its businesses and having an interest in the company subject to such evaluation, to carefully make a decision on whether or not to accept such request.

2.	Reasons for Proposal

In 2006, when a TOB against Kanebo with a price that was too low, and a transfer of business were implemented, and the general shareholders were squeezed out, what the consortium of investment funds used as a basis for determining the price was the evaluation report on corporate value prepared by Mizuho Securities. Mizuho Securities had evaluated Kanebo’s share price, which the court subsequently determined to have a value of JPY 360, to be JPY 162 per share, which was even lower than JPY 277 (after consideration on consolidation), the lowest share price of Kanebo since the end of the war, and the consortium of investment funds squeezed out the general shareholders with this low price based on the evaluation. In the evaluation report for the transfer of business, Mizuho Securities lowered the calculated price by going as far as to manipulate the debt to equity ratio to be minus 15%, which is logically impossible.

Mizuho Securities held 90,000 of Kanebo’s shares as of April 2006 and had an interest, and therefore, a situation where the fee of preparation of the evaluation report might be suspected as practically indemnifying the losses had occurred. In the case where Mizuho Securities prepares such evaluation reports without due consideration in the future, Mizuho Securities and the Company, which is the parent company, are likely to be exposed to compensation claims for damages. Therefore, the Company should avoid such risk.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

When the securities subsidiaries, etc., of the group companies of the Company evaluate corporate value, they do so not only through across-the-board standards, but also through a comprehensive determination based on a thorough and objective examination of the economic environment, social situation, and industry trends surrounding the corporation, the specificity of the corporation in regard to management, technologies, etc., and other similar criteria.

There is a certain range in the evaluation or calculation results for share prices due to, among other factors, the methods and figures to be used. Therefore, prices other than those determined by a court are not necessarily calculated unfairly.

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In addition, the implementation of such business is ensured through the appropriate internal control system, and whether or not any of the securities subsidiaries, etc., have an interest in a company subject to evaluation by way of holding shares of such company, etc., does not affect the evaluation of corporate value.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to newly add the proposed provision to the Articles of Incorporation.

15

Proposal 6: Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The Company shall instruct its subsidiaries that the Company administers, such as bank subsidiaries and securities companies subsidiaries, in exercising voting rights of shares held for strategic reasons, to exercise their voting rights appropriately by means such as seeking opinions from independent proxy advisers.

2.	Reasons for Proposal

The group holds equity portfolio with JPY 2.2 trillion or more on a consolidated basis and recognized Net Losses related to Stocks in the amount of JPY 400 billion or more in fiscal year 2008, thereby contributing to demands for large amounts of capital increases, which were conducted two (2) times. In order to avoid further impairment of the Company’s stock value, risk management and value enhancement measures with respect to shares held by subsidiaries of the Company are necessary. Nevertheless, actions lacking economic rationality, such as consistently opposing the shareholders’ proposals for dividend increases in Sanyo Engineering & Construction (a listed company on the second section of the Tokyo Stock Exchange, where a former employee of Mizuho Bank assumes a director office; management is handed down by hereditary succession), have been continuously taken in the course of exercising voting rights of shares held for strategic reasons. In the case where the group has dispatched an officer or employee to a company to serve as an officer of such company, as a result of personal considerations, voting rights are quite likely to be prevented from being exercised objectively and rationally. In such case, an implied conflict of interest arises between the officer or employee of our group and shareholders of such company. Therefore, enhancement of the equity portfolio value should be pursued through the rational exercise of voting rights of shares held for strategic reasons by means such as consulting proxy advisers for advice. The same proposal made to the general meeting of shareholders of the Company last year received recommended approval of ISS, and was agreed to by the shareholders holding 30% of the voting shares.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The decisions on the exercise of voting rights of shares held by the Company and its subsidiaries, etc., are made through a comprehensive determination based on a thorough and diverse examination from the viewpoint of whether the corporation that issues such shares has established an appropriate governance structure while complying with corporate ethics, and whether such corporation has made appropriate decisions leading to an increase in the long-term shareholder value, in addition to an examination of the short-term dividend pay-out ratio.

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The Company and its subsidiaries will make continued efforts to ensure that voting rights are exercised appropriately.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

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Proposal 7: Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The policy, contents and results of the training provided by the Company and its consolidated subsidiaries for their officers shall be disclosed on the Company’s website.

2.	Reasons for Proposal

The brief personal records of candidates for Directors and Corporate Auditors described in a convocation notice of a general meeting of shareholders are not sufficient to determine whether or not each candidate is an appropriate person for Director or Corporate Auditor in selecting the Directors and Corporate Auditors. Monitoring and supervising the Company as a whole is different from executing business in each department, and for the performance of officers’ duties, it is necessary to be well-acquainted with the officers’ obligations and the general business including areas of inexperience. The level of such knowledge and the attitude held by, not only candidates for outside officer, but also candidates inside the Company constituting the majority of the candidates, is not clear. Therefore, the disclosure of the officer training on the Company’s website as to its policy (the persons to receive training, the time when training is to be given and the type of training), contents (training details, training period and training provider) and results (persons who received and did not receive the training) can make shareholders reassured in their selection. In addition, the Company’s responsibility is limited only to the duty of disclosure, thereby putting fewer burdens on the Company.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Board of Directors also recognizes that Directors and Corporate Auditors of the Company are required to have broad knowledge and attitudes as officers in order to perform their duties, and believes that such broad knowledge and attitudes as officers should be gained through experiencing various kinds of duties, etc.

When selecting candidates for Directors and Corporate Auditors, the Board of Directors determines as the candidates, persons whom it concludes to be appropriate as Directors and Corporate Auditors of the Company, based upon due consideration of the knowledge and experience, etc., required for officers, including knowledge of general business, as well as wide-ranging insight and a high degree of expertise gained through duties experienced inside and outside the Company.

After this, the information necessary for shareholders in their selection is appropriately provided in reference materials for ordinary general meetings of shareholders in accordance with laws and regulations.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

18

Proposal 8: Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The amount of compensation and/or bonus to be paid to Directors and Corporate Auditors during each fiscal year shall be described and disclosed — on an individual basis for such Directors and Corporate Auditors, irrespective of whether or not the respective amounts exceed JPY one hundred (100) million — in reference materials attached to the convocation notice of the general meeting of shareholders held with respect to such fiscal year.

2.	Reasons for Proposal

It is the responsibility of officers, who are entrusted with the management of a company by its shareholders, to disclose the amount of compensation for such officers to such shareholders. Taking the initiative in the disclosure of the compensation paid to the officers to the shareholders will enable the Company to be regarded as a corporation that ensures transparent management and is eager to disclose information, will contribute to the improvement of the Company’s international credibility, and will consequently result in greater fulfillment of the interests of shareholders in the form of increased corporate value. Disclosure of compensation for individual officers is a matter of course and has never presented any inconvenience in the U.S. and Britain capital markets, which have brought high return to shareholders for the past twenty years, and this can be a basis for the introduction of the SAY ON PAY (scheme under which shareholders have the right to vote on compensation payments in general meetings). The shareholders making this proposal do not oppose paying high compensation in order to retain higher quality executives who will thereby increase the shareholder value. A similar proposal to this one made to Sony Corporation in 2007 was agreed to by its shareholders holding 44.3% of the voting shares and another similar proposal made to the general meeting of HOYA CORPORATION last year was agreed to by its shareholders holding 48.5% of the voting shares, and, furthermore, the same proposal made to the general meeting of shareholders of the Company last year was agreed to by its shareholders holding at least 32% of the voting shares. In addition, as there is a custom in Japan that a compensation is paid in the name of an advisory fee, etc., to a person who was an officer, this proposal recommends to disclose such compensation as well.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

In determining the compensation for our directors and corporate auditors, our basic policy is to set an appropriate level based on company performance over the medium to long term, compensation levels of directors and corporate auditors in other companies, including those in the same industry, economic and social conditions, as well as the roles and responsibilities of directors and corporate auditors in contributing to the realization of the objectives of MHFG.

19

In accordance with the policy mentioned above, the Company determines the amount of compensation for Directors at the meetings of the Board of Directors based on factors such as the business executed by, and the degree of contribution of each Director, to the extent of the resolutions of general meetings of shareholders, while maintaining transparency and objectivity in matters of compensation for Directors by, among other things, taking into consideration opinions on the basic compensation system, etc., from the Compensation Committee, whose members include Outside Directors. In addition, the amount of compensation for Corporate Auditors has been determined through consultations among the Corporate Auditors based on the activities, etc., of a Corporate Auditor.

Moreover, regarding disclosure, the Company has disclosed in its Business Reports, properly, in accordance with laws and regulations, the respective aggregate amounts of compensation, etc., paid to Directors and Corporate Auditors and the respective number of such Directors and Corporate Auditors.

As above, the determination procedures and disclosure of compensation of Directors and Corporate Auditors have been carried out appropriately, and there is no possibility that the interests of shareholders will be damaged.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

20

Proposal 9: Partial amendment to the Articles of Incorporation (Cooperation in research on eligibility of welfare recipients)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

Upon inquiry from public agencies as to research on eligibility of welfare recipients, the Company shall make efforts to respond to the nationwide inquiries. In addition, the Company shall make efforts to instruct the subsidiaries of the group companies of the Company to act in the same way.

2.	Reasons for Proposal

According to newspaper reports and so forth, city banks do not respond to nationwide inquiries concerning asset research to be conducted at their head offices relating to the eligibility of welfare recipients. This makes it possible to receive welfare benefits illegally by way of transferring assets to accounts in other municipalities. This shows that there is a fear of being judged as cooperating in illegal receipt of welfare benefits and causes a reputation risk to the group. In addition, the group owns a considerable amount of Japanese government bonds, and therefore, it is in the position of suffering loss due to a fall of Japanese government bond prices as a result of deterioration in Japanese public finance. Japanese public finance has run a large deficit every year, and increased welfare benefits payment is one of the reasons for it. The Company should not conduct any act causing deterioration in Japanese public finance.

In this regard, it is expected to argue that a decrease in the number of accounts will be caused if the Company responds to the nationwide inquiries. However, as is apparent from the fact that the Company purchased a considerable amount of Japanese government bonds, the Company actually has difficulty in finding borrowers in its loan business, and even if the number of accounts decreases, it will not result in a decrease in the profit of the group.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Our group handles various kinds of research appropriately, such as customer account information inquiries made pursuant to laws, including the Public Assistance Law, in compliance with the purpose of such laws and, additionally, cooperates sufficiently with research agencies, etc., in the course of operations as necessary.

Furthermore, our group is currently implementing certain required coordination, etc., relating to the matters indicated in the proposal from the viewpoint of smoothly conducting the research.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to newly add the proposed provision to the Articles of Incorporation.

21

Proposal 10: Partial amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

The restriction on the number of characters in a description of reasons for a shareholder’s proposal shall be relaxed from 400 to 4,000.

2.	Reasons for Proposal

Pursuant to Article 13 of the Share Handling Regulations of the Company, a description with regard to reasons for a shareholder’s proposal shall not exceed 400 characters. However, reasons for a proposal might not be described in 400 characters or less depending on the details of the proposal. In such case, a shareholder has no choice but to divide one proposal into two. Moreover, if the proposal cannot be divided, other shareholders will have to exercise their voting rights based on insufficient materials, without an adequate understanding of the reasons for the proposal. The legislative intent of the shareholders’ proposal is to encourage communication among shareholders as well as with officers.

Accordingly, the Company should set the number of characters available for a description with regard to the reasons for a shareholder’s proposal at 4,000, and thereby deliberate shareholders’ proposals based on sufficient materials and avoid the unnecessary increase in the number of proposals. A similar proposal to this one was made by Mr. Yutaka Yamanaka to the general meeting of shareholders of HOYA CORPORATION two years ago, and on that occasion, the board of directors of HOYA CORPORATION voluntarily abolished the restriction on the number of characters. In addition, the same proposal made to the general meeting of shareholders of the Company last year was agreed to by its shareholders holding at least 38% of the voting shares (the actual number of votes obtained is inferred to be higher than this figure because only a certain portion of voting by participants in the general meeting was counted).

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

A description of the reasons for a shareholder’s proposal is to describe the direct reason for such proposal to a considerable extent, and not to describe detailed matters such as the content of materials related to the proposal.

The Company considers that 400 characters is an appropriate number for a description with regard to the reasons for a proposal in order to understand the details of the proposal. Additionally, if a description of reasons for proposal is to exceed 400 characters, shareholders are instructed that such description shall be set forth in the form of an outline, and therefore, the Company handles shareholders’ proposals duly and properly.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

22

Proposal 11: Partial amendment to the Articles of Incorporation (Prohibition on considering a blank vote as approval for the Company’s proposal and as disapproval for the shareholder’s proposal)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

With respect to voting forms for general meetings of shareholders of the Company, blank voting forms without indications of shareholders’ approval or disapproval should not be treated differently for the Company’s proposals and the shareholders’ proposals.

2.	Reasons for Proposal

There is an opinion that the method of resolution at a general meeting of shareholders of the Company is unfair because voting forms without indications of shareholders’ approval or disapproval are deemed to approve the Company’s proposals and disapprove the shareholders’ proposals.

For example, in the case of proposals for appointment of Directors, if neither “Approval” nor “Disapproval” is circled for the Company’s proposal, but “Approval” is circled for the shareholders’ proposal, no indication with respect to the Company’s proposals will be deemed to be an indication of approval of the Company’s proposal; since both the Company’s proposal and the shareholders’ proposal are approved, it will be treated as an abstention of both proposals, which is exceedingly unreasonable. In order to avoid treatment that would go against the shareholders’ original intentions, the reasonable way seems to be to treat a voting form without a circle for “Approval” or “Disapproval” as an abstention of the proposal, whether it is the Company’s proposal or the shareholders’ proposal. The same proposal made to the general meeting of shareholders of HOYA CORPORATION last year received recommended approval of proxy adviser, ISS, and was agreed to by its shareholders holding 37.7% of the voting shares on the form for exercise of voting rights in writing by the previous day.

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Pursuant to laws and regulations, companies may predetermine treatment of voting forms without indications of shareholders’ approval or disapproval, and the treatment adopted by the Company is a general standard treatment adopted by listed companies with a substantial number of shareholders.

23

Furthermore, the Company strives to prevent shareholder confusion by indicating the details of the treatment plainly and clearly in the Guidance Notes on the Exercise of the Voting Rights (page 4 of the Convocation Notice of the 10th General Meeting of Shareholders) and the voting form in accordance with laws and regulations.

As stated above, the Company is treating the voting form in a legal and appropriate manner.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

24

Proposal 12: Partial amendment to the Articles of Incorporation (Separation of the chairman of a meeting of the Board of Directors and CEO)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

In principle, a Director is prohibited from acting concurrently as chairman of the meeting of the board of directors and CEO, and any of Outside Directors shall act as chairman of a meeting of the board of directors. With regard to an exception in special circumstances, a written disclosure in a convocation notice of a general meeting of shareholders or reference materials for a general meeting of shareholders is necessary explaining why it is in the best interests of shareholders to allow such concurrent duties. In such case, an instructive Outside Director must be appointed.

2.	Reasons for Proposal

As the Olympus scandal reconfirmed, it is a problem that in the capital market of our country it is an ordinary phenomenon for outside directors to yield to (or conspire with) presidents and overlook misconduct. Therefore, it is preferable to have an independent outside director (such as a representative of individual shareholders appointed by cumulative voting); at the least, having a CEO act as chairman of the meeting of the board of directors should be avoided. This is because a CEO has power over resources within its company, and personnel matters, etc., and should be in a position to be subject to closest monitoring. As is also the case in North America, where there is a trend toward adopting the separation of chairman of a meeting of the board of directors and CEO, in order to strengthen corporate governance. A chairman of a meeting of the board of directors should prepare materials for the meeting of the board of directors in advance, and should be required to spend longer hours administering a company than other directors. A similar proposal to this one made to the general meeting of shareholders of HOYA CORPORATION last year received recommended approval of proxy advisers, such as ISS and Glass Lewis, and was agreed to by its shareholders holding 31.11% of the voting shares on the form for exercise of voting rights in writing by the previous day.

25

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

The Company has provided in the Articles of Incorporation that “unless otherwise provided for by laws or regulations, the President shall convene and preside over the meeting of the Board of Directors.” At a meeting of the Board of Directors, the chairman of such meeting of the Board of Directors always invites questions and comments after each proposal is thoroughly explained and each proposal is fully discussed before a resolution is made and the Company thereby ensures that the Directors can make sound decisions based on sufficient information. The Board of Directors of the Company has further strengthened its management monitoring function by having three (3) outside directors as its members who are independent from the day-to-day business management. In addition, if the chairman of a meeting of the Board of Directors falls under the category of a person who has special interests, such chairman will not participate in the relevant resolution, and the Company will also take measures, such as replacing such chairman.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to add the proposed provision to the Articles of Incorporation.

26

Proposal 13: Partial amendment to the Articles of Incorporation (Establishment of liaison for whistle-blowing at the Board of Corporate Auditors)

1.	Outline of Proposal

It is proposed that the following provision be added to the Articles of Incorporation:

A liaison for whistle-blowing within and from outside the Company with respect to misconduct of in-house members of the Board of Directors shall be established at the Board of Corporate Auditors, and the process thereof shall be disclosed inside and outside the Company. In-house members of the Board of Directors and employees who are under the chain of command of in-house members of the Board of Directors may not engage in the process and handling of whistle-blowing.

2.	Reasons for Proposal

In the first place, corporate scandals which presidents or other in-house members of a board of directors cause are likely to be more serious than those which employees cause mainly from the view point of the amount of money. Although a board of corporate auditors originally should supervise execution, etc. of in-house members of a board of directors under its structure, practically, a president and other in-house members of a board of directors largely and decisively participate in the process for appointment of corporate auditors themselves, and therefore, corporate auditors obey what the president says and the board of corporate auditors is dysfunctional as in the exemplary cases of Olympus and DAIO PAPER CORPORATION. As a result, the capital market in Japan is seen with a sense of distrust internationally, and even the interests of the people have been infringed. Although there are liaisons for whistle-blowing from depositors of the Company, any of them are under the chain of command of the executive side and it is quite insufficient to check any gross misconduct.

Accordingly, it is considered to be useful to newly establish a liaison for whistle-blowing at the Board of Corporate Auditors and to create a structure which prevents in-house members from engaging in the process thereof. A similar proposal made to the general meeting of shareholders of HOYA CORPORATION last year was agreed to by its shareholders holding 31.1% of the voting shares on the form for exercise of voting rights in writing by the preceding day.

27

•	Opinion of the Board of Directors of the Company

The Board of Directors of the Company opposes this proposal.

Our group has established, as part of its internal control systems, liaisons for reporting called the “Compliance Hotline” within the group companies and at external law firms so that employees can directly make reports of problems concerning compliance. In addition, the Company has developed the “Internal Controls and Audit Hotline” at external law firms to receive reports from inside and outside the Company.

This is intended to ensure the health of our group as a whole, through early identification of problems and prompt and appropriate handling, while protecting the persons who make such reports in the case where there is an act in violation of laws and regulations, or the “Mizuho Code of Conduct,” etc.

As described above, the Company has made every effort to ensure the disinterested party characteristic and fairness of these systems through establishing liaisons for reporting from outside the Company at law firms so that persons who make reports can do so without worries. In addition, the Board of Corporate Auditors has also confirmed that the reporting system is appropriately constructed and managed by, among other things, the Corporate Auditors (full-time) confirming the status of receiving reports from the Hotline.

Accordingly, the Board of Directors is of the opinion that it is unnecessary to newly add the proposed provision to the Articles of Incorporation.

[End of Document]

28

Access to the 10th Ordinary General Meeting of Shareholders Site

Place: Tokyo International Forum (Hall A)

    5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

    Telephone: +81-3-5221-9000

The nearest stations:	JR Line	one-minute walk from Yurakucho Station

five-minute walk from Tokyo Station

(The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Tokyo Station, Keiyo Line, via the underground passageway.)

	Subway	The underground concourse of the Tokyo International Forum, B1 level, is directly accessible from Yurakucho Station, Yurakucho Line, via the underground passageway.

[Map]

Notice: No parking lot is reserved for attendees. We suggest the use of public transportation.

[Translation]

Voting Form

	Shareholder Number	Number of Exercisable Voting Rights
To: Mizuho Financial Group, Inc.		*** units

With respect to each proposal at the 10th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. to be held as of June 26, 2012 (including related meetings due to postponements or adjournments), I hereby exercise my voting rights as set forth in the form below (Approval or disapproval is indicated by circling “Approval” or “Disapproval.”)

June [                    ], 2012

Company’s Proposals				Shareholders’ Proposals
Proposal 1	Proposal 2	(Excluding the candidates stated below)	Proposal 3	Proposal 4	Proposal 5	Proposal 6	Proposal 7	Proposal 8

Approval Disapproval	Approval Disapproval		Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval

Shareholders’ Proposals
				Proposal 9	Proposal 10	Proposal 11	Proposal 12	Proposal 13

				Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval	Approval Disapproval

•

In the event that your approval or disapproval of any proposal is not indicated on the form, company’s proposals shall be deemed to have been approved and shareholders’ proposals shall be deemed to have been disapproved, as the case may be.

Mizuho Financial Group, Inc.

FG – 010

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us no later than 5:00 p.m. on June 25, 2012 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website indicated below for exercising voting rights and exercise your voting rights via the internet no later than 5:00 p.m. on June 25, 2012 following the directions on the screen.

3.	As to indicating your approval or disapproval of Proposal 2, if you express a different opinion with respect to any of the candidates, please enter the number of the candidate stated in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 10th Ordinary General Meeting of Shareholders.”

4.	Please clearly indicate your approval or disapproval by circling “Approval” or “Disapproval” under each proposal on the form with a black ball point pen.

Website for exercising voting rights

http://www.it-soukai.com/

Code for exercising voting rights

****************

Password

********

Mizuho Financial Group, Inc.

[Translation]

(Securities Code: 8411)

(Materials Attached to the Notice of Convocation of the 10th Ordinary General Meeting of Shareholders)

Report for the 10th Fiscal Year

(from April 1, 2011 to March 31, 2012)

Mizuho Financial Group, Inc.

Materials Attached to the Notice of Convocation of the 10th Ordinary General Meeting of Shareholders

Business Report for the 10th Fiscal Year	Page

1. Matters Regarding the Current State of Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.	1

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-Consolidated Basis)	13

(3) Employees	15

(4) Principal Offices	16

(5) Capital Investment (Consolidated Basis)	18

(6) Principal Subsidiaries	19

(7) Major Borrowings	22

(8) Business Transfer, etc.	23

2. Matters Regarding Officers	24

3. Matters Regarding Outside Officers	29

4. Matters Regarding MHFG’s Shares	31

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG	35

6. Matters Regarding Independent Auditor	37

7. Structure to Ensure Appropriate Conduct of Operations	38

Consolidated Financial Statements	41

(Consolidated Balance Sheet (As of March 31, 2012), Consolidated Statement of Income (for the fiscal year ended March 31, 2012) and Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2012))

Non-Consolidated Financial Statements	45

(Non-Consolidated Balance Sheet (As of March 31, 2012), Non-Consolidated Statement of Income (for the fiscal year ended March 31, 2012) and Non-Consolidated Statement of Changes In Net Assets (for the fiscal year ended March 31, 2012))

Report of Independent Auditors on Consolidated Financial Statements	49

Report of Independent Auditors on Non-Consolidated Financial Statements	51

Audit Report	53

* * * * * *

(Reference)	55

Pursuant to laws and regulations, and the provision of Article 25 of the Articles of Incorporation, the materials listed below are disclosed through postings on the Company’s website (http://www.mizuho-fg.co.jp/english/), and are therefore not included in this report:

(i) Notes to Consolidated Financial Statements (ii) Notes to Non-Consolidated Financial Statements

Accordingly, the Consolidated Financial Statements and the Non-Consolidated Financial Statements included in this report are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Independent Auditors for the purpose of the Reports of Independent Auditors, as well as audit by the Corporate Auditors for the purpose of the Audit Report.

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 10th Fiscal Year

(from April 1, 2011 to March 31, 2012)

1. Matters Regarding the Current State of the Mizuho Financial Group, Inc.

(1) Developments and Results of Operations, etc.

Financial and Economic Environment

Reviewing the economic environment over the fiscal year ended March 31, 2012, despite the continuing overall gradual recovery of the global economy, the recovery remains weak due to destabilization of the international financial and capital markets caused by the fiscal problems in Europe and the decline in exports to Europe impacting the real economies of newly developing counties.

In the United States, gradual recovery in the economy continues on the basis of positive trends in consumer spending due to an improvement in employment conditions among other things. However, the risk remains of a slackening in the economy with rising oil prices, considering there is still pressure to squeeze debt on a household level. In addition, there is uncertainty as to a sustained economic recovery with the government pressed to implement a tight fiscal policy due to the constraints imposed by the debt ceiling. In Europe, the economy has entered a slowdown phase, with the fiscal problems experienced by certain countries impacting the real economy. Although the intense concern has been eased since the beginning of 2012 due to the restructuring of the debts of Greece and the provision of long-term funding by the European Central Bank (ECB), the future of the European economy holds little prospect of a drastic speedy fix for the Euro-area’s debt problems, and it is difficult to predict the effects on the global economy. In Asia, although the region continues to maintain relatively strong economic growth, its economy is slowing as a whole from the impact of, among others, the decline in exports associated with the economic stagnation in Europe.

In Japan, the recovery from the impact of the Great Eastern Japan Earthquake continues. Despite the temporary standstill in exports and production due to the impact of the floods in Thailand in early fall 2011, there are visible signs of recovery. As for the future direction of the economy, while there are boosting factors such as the growing demand in relation to reconstruction efforts and a pause in the excessive appreciation of the value of the yen against other currencies, there are also several causes for concern, such as rising oil prices, the downturn in overseas economies and electricity shortages, posing a risk that these factors will act as a drag on economic growth.

Main Businesses of the Group

The group companies of Mizuho Financial Group, Inc. (the “Group”) are composed of Mizuho Financial Group, Inc. (“MHFG”), 149 consolidated subsidiaries and 23 affiliates under the equity method. The Group engages in banking, securities, trust, asset management and custody and other financial businesses.

Developments and Results of Operations

In the fiscal year ended March 31, 2012, the Group has been endeavoring together to its full extent to engage in the Business Improvement Plans which were submitted in June 2011, reflecting on the computer system failures that occurred in March 2011. Specifically, as well as developing countermeasures regarding system functions, including the reorganization of large volume data processing capabilities, which triggered such failures, we have been taking measures such as upgrading the response mechanism upon the occurrence of a crisis followed by examinations of effectiveness through training, improving the management administration regime including “Actions to Restore Customer Confidence” announced in May 2011, and developing systems risk management capabilities through a “comprehensive inspection of systems risk at all group banks,” as originally planned. The Group will continue to bear in mind a lasting understanding of the public mission of financial institutions that bear responsibilities for the settlement system and take all necessary measures to ensure stable operations

In addition, with respect to the Transformation Program which was launched as the Medium-term Management Policy of the Group in May 2010, the Group has steadily been taking initiatives to strengthen three areas: “Improving Profitability,” “Enhancing Financial Base” and “Strengthening Front-line Business Capabilities.”

The Group has decided to establish the “advanced group management structure.” Under this initiative, the Group aims to establish a new corporate structure and corporate governance structure, with which it will be able to utilize the banking, trust and securities functions most effectively as the only financial group in Japan with all three functions under one umbrella, and thereby to improve further customer convenience.

In September 2011, the Group conducted share exchanges in which Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”) and Mizuho Investors Securities Co., Ltd. (“MHIS”) became the wholly-owned subsidiaries, intended to further enhance the “group collective capabilities.” It was determined to conduct a merger between MHSC and MHIS on January 4, 2013, on the assumption that the merger will have been approved at the general meeting of shareholders of each company, and among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries which are required for the merger.

Additionally, Mizuho Bank, Ltd. (“MHBK”) and Mizuho Corporate Bank, Ltd. (“MHCB”) determined to conduct a merger on July 1, 2013, on the assumption that, among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, and the Group started to implement the “substantive one bank” structure in April 2012 in order to realize the synergies generated from the merger as soon as possible prior to the scheduled effective date of the merger.

Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.

(as of March 31, 2012)

Decisions have been made to conduct a merger between Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. on the assumption that, among other things, filings will have been made to, and permission will have been obtained from, the relevant authorities in Japan and any foreign countries which are required for such merger. (Effective date of the merger: July 1, 2013)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation globally between the corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related strategic company.

[Business Strategy]

(Global Corporate Group)

In order to respond to customers’ financial needs or needs from business strategies, which are becoming increasingly diverse, sophisticated and globalized, MHCB, with the close cooperation of the group companies of MHFG, has offered appropriate financial solutions globally as “a top corporate finance provider,” combining and strengthening its commercial banking operations with its traditional investment banking operations, such as its M&A advisory services, the underwriting of bonds and equities, and sales and trading activities. As for the syndicated loan business in Japan, MHCB has made efforts to utilize a wide range of measures, from routine funding to M&A finance, project finance and real estate finance, and has maintained its commanding presence in Japan. MHCB also launched the syndicated loan business using electronically recorded monetary claims. With respect to overseas business, MHCB has concentrated on the businesses in Asia, the focused business area in the Transformation Program, and has developed and promoted the advanced financial solutions including bond investment into China’s Interbank Bond Market, which was made for the first time ever by a Japanese bank. Additionally, MHCB has established relationships with overseas leading financial institutions and governmental agencies , such as entering into a capital and business alliance with Vietcombank (Joint Stock Commercial Bank for Foreign Trade of Vietnam), one of the largest state-owned commercial banks in Vietnam. Moreover, MHCB strengthened operating framework overseas through aiming at further expanding its overseas network by, among others, establishing a representative office in Istanbul, a non-Asian region, in addition to the opening of Mizuho Corporate Bank (Malaysia) and obtaining approval to establish a representative office in Yangon.

MHSC, in its business engagements, has made efforts to achieve the following two strategies: “implementing a profit model centered on the business with customers” and “creating a management structure that is highly responsive to environmental changes,” by further strengthening collaboration among group companies. In October 2011, MHSC implemented the Operation Base Restructuring Program, etc., and accelerated the measure to improve its profitability. MHSC and MHCB introduced a “double-hat” structure in certain business promotion departments, allowing relationship managers to hold posts concurrently in MHCB and MHSC, and thereby further strengthened collaboration between MHSC and MHCB under the strict compliance framework.

(Global Retail Group)

MHBK has steadily enhanced the plan for improvements and counter-measures in light of the lessons learned from the computer systems failures and strived to restore the confidence of all customers through fulfilling its functions as a retail bank.

For individual customers, MHBK has offered numerous products and services that are appropriate to meet the needs of each individual at each stage of his or her life or according to his or her lifestyle scenario, focusing on the business area of the “Tokyo metropolitan area,” one of the focused business areas in the Transformation Program. At the end of March 2012, over 8.8 million people had signed up for the Mizuho Mileage Club service. Moreover, as of the end of March 2012, approximately 9.3 million people had signed up for the Mizuho Direct, which makes it possible to take advantage of MHBK’s services and execute transactions through Internet banking and other channels by improving its various services. In addition, MHBK has also been making every effort to expand the lineup such as investment trust and insurance products and to strengthen functions for loan consultations to meet the needs of customers. Additionally, MHBK has improved its branched and ATM installations, such as opening new branches and “Planet Booths,” joint branches of MHBK and MHIS.

For corporate customers, MHBK made efforts to strengthen its capabilities to respond quickly to the capital needs of the customers and to offer solutions for the management agendas of the customers, strengthening the recognition that the smooth supply of funds is its role in society as a financial institution. Furthermore, MHBK strengthened collaboration with group companies so that it could offer certain solutions for a wide range of management issues that concern the business/financial strategies of MHBK’s customers, such as business matching services (customer referral services), advisory services related to overseas business expansions and support for its customers’ initial public offerings. MHBK and MHIS have also strengthened the consulting system to support customers’ initial public offerings by introducing a “double-hat” structure which allows certain employees to hold posts concurrently in MHBK and MHIS.

In Asia, one of the focused business areas in the Transformation Program, MHBK implemented the initiatives to strengthen retail finance business and, together with Credit Saison Co., Ltd. and UC Card Co., Ltd., entered into a basic agreement for a comprehensive business partnership in the area of retail business with China UnionPay Co., Ltd. In addition, MHBK turned a local company that is focusing on automobile loans and leases in Indonesia, into its consolidated subsidiary and launched the retail finance business in Indonesia as PT Mizuho Balimor Finance.

Moreover, MHBK has also promoted provision of services across individual and corporation lines, and provided products and services which accommodate the needs of officers and employees of corporate customers through enhanced collaboration with MHCB.

(Global Asset & Wealth Management Group)

MHTB implemented various measures to provide a wide range of services to its customers, such as real estate services, pension trust services, stock transfer services, asset securitization services, asset administration services, will trust services, etc., through the strengthening of collaborations with the other companies in the Group. In addition, as a measure to reinforce group collaboration that provides seamless full-line services together with banking, trust and securities functions, which is one of the focused business areas in the Transformation Program, and to provide enhanced comprehensive financial services, MHBK has accelerated establishment of “Trust Lounges,” which provide unique trust services relating to inheritance and real estate, etc., and has undertaken the process to deploy joint branches with MHBK and MHIS through, among other things, establishment of a branch in Takamatsu where MHTB is in operation for the first time in Shikoku area. Additionally, as part of strengthening collaboration between MHTB and MHBK in retail business, MHTB and MHBK started to offer a new service, the Mizuho Group Account Service, which allows MHTB’s products and services to be used in MHBK’s ordinary deposit accounts, in January 2012, and MHBK has increased the number of its branches that handle Chochiku no Tatsujin (Expert Saver) to 230 by April 2012.

Mizuho Private Wealth Management Co., Ltd. offers comprehensive, integrated, and continuous private banking services.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. offer high-quality services that aim to achieve high levels of customer satisfaction.

While developing the foregoing business strategy, taking fully into account that it is its role in society as a financial institution to supply funds to customers smoothly, the Group as a whole has been working, among other things, to properly respond to customers’ requests to change terms and conditions of loans in accordance with the Group’s basic policy of facilitating finance, and made efforts to fully exercise its consulting service function.

Moreover, the Group has exerted its utmost efforts to support the recovery of the lives, industries and economies in the disaster areas affected by the Great Eastern Japan Earthquake, and to support regional reconstruction, focusing on the disaster areas. Specifically, the Group has launched various initiatives such as setting up the “Tohoku Fukko desk (the Tohoku reconstruction desk),” which concentrates the knowledge of the Group to examine an action to contribute to industry/area recovery, establishing and investing the “Mizuho Tohoku Industry Development Fund” for the purpose of equity-related capital infusion to nurture the industry of the disaster area and setting up the “Business Reconstruction Assistance Fund” and the “Growth Business Assistance Fund,” which are special finance schemes mainly targeting small- and medium-sized enterprises, middle market corporations.

Additionally, the Group endeavored to establish a solid internal control system, to promote CSR (corporate social responsibility) and to enhance its brand strategy.

With regard to its internal control system, the Group established its internal controls in accordance with the Financial Instruments and Exchange Law. Moreover, as a New York Stock Exchange listed company, it established its system for financial disclosure under U.S. GAAP, and internal controls in accordance with the U.S. Sarbanes-Oxley Act. The Group has promoted customer protection, in light of the appreciation of the yen in foreign exchange markets, by continuing to take concrete measures for the customers who enter foreign exchange-related derivatives transactions with the Group.

With respect to CSR activities, the Group has continued to provide active support for financial education by sponsoring courses and lectures at universities and by conducting joint studies on financial education with Tokyo Gakugei University. The Group has also made commitments to environmental activities and, for example, MHBK started to offer Mizuho Eco–assist plus, by which MHBK enhanced the existing products, as a loan product for small- and medium-sized enterprises, middle market corporations that practice or pursue environmentally-conscious management. Also, MHCB has engaged in the environmental city project and supported infrastructure developments overseas, using its sophisticated financial know-how. Moreover, officers and employees of the Group have participated in volunteer activities and the Group has implemented the Mizuho Picture Book Project contributing books, etc. to middle schools in disaster areas, etc. with respect to the damages caused by the Great Eastern Japan Earthquake.

Under the brand strategy, the Group actively promoted the brand slogan, “Channel to Discovery,” both internally and externally. In addition, in September 2011, the Group established the brand subslogan, “One MIZUHO: Building the future with you,” which represents Mizuho’s unified commitment to implementing the reforms in order to become the most trusted financial institution, and management and employees of the Group share the subslogan.

[Results of Operations for fiscal 2011]

Consolidated net business profits decreased on a year-on-year basis, partially due to reduction in profits of MHSC despite an increase in income from Customer Groups generated from overseas business, particularly in Asia and an increase in income from the Trading segment derived from flexible and timely operations properly interpreting market trends. MHSC recorded a consolidated net loss of JPY 95.6 billion, which was additionally caused by a recording of special retirement benefits and a reversal of deferred tax assets and others. Net losses related to stocks were recorded due to the impairment losses reflecting a decline in stock prices. However, credit-related costs resulted in a net reversal, primarily due to improved obligor classifications through our business revitalization support to corporate customers and other factors. Due to the impact of turning the three subsidiaries of the Group into wholly-owned subsidiaries in addition to the above, the Group recorded the following consolidated figures (149 consolidated subsidiaries and 23 affiliates under the equity method) for fiscal 2011: Net Business Profits of JPY 719.1 billion; and Net Income of JPY 484.5 billion.

Results of operations (non-consolidated) for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	2,715.6	648.5	484.5
MHBK	1,068.2	191.3	130.1
MHCB	1,075.0	350.2	267.2
MHTB	174.9	36.0	30.7
MHSC	150.2	(27.4)	(66.4)
MHIS	47.7	3.2	1.7

Regarding financial condition, the Group’s consolidated capital adequacy ratio as of March 31, 2012 was maintained at the sufficient level of 15.49%. The non-performing loan ratio (MHBK, MHCB, and MHTB combined) was 1.63%.

The Group has been implementing “disciplined capital management,” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders”.

Based on the policy mentioned above, in consideration of our consolidated financial results, MHFG proposes to make cash dividend payments of JPY 3 per share of common stock at the end of the fiscal year ended March 31, 2012 as previously announced (the annual cash dividends including interim dividends amount to JPY 6 per share for this fiscal year). MHFG proposes making dividend payments on Preferred Stock as prescribed.

[Issues to be Addressed by the Group]

As this is the final fiscal year of the Transformation Program, which was launched as the Medium-term Management Policy of the Group in May 2010, the fiscal year ending March 31, 2013 is the fiscal year during which the “strengthening of our competitive advantage,” the “strengthening of our capital base and improvement of asset efficiency” and the “strengthening of our front-line business capabilities through improve efficiency and optimization” are to be realized.

The Group aims to establish a new corporate structure and corporate governance structure, with which it will be able to utilize the banking, trust and securities functions most effectively as the only financial group in Japan with all three functions under one umbrella, and thereby to improve further customer convenience.

MHFG, MHBK, and MHCB jointly announced that the merger between MHBK and MHCB, which constitutes the core of the establishment of the advanced group management structure, is to be conducted on July 1, 2013 on the assumption that, among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries. Through the merger of the two banks, the Group aims to become able to provide directly and promptly diverse and functional financial services to customers, utilizing the current “strengths” and “advantages” of both banks, and by further enhancing group collaboration among the banking, trust and securities functions. At the same time, the Group aims to enhance further the consolidation of group-wide business operations and optimization of management resources, such as workforce and branch network, by strengthening group governance and improving group management efficiency, and to maximize group profitability. Implementing the “substantive one bank” structure from April 2012, the Group will take measures to realize the synergies generated from the merger as soon as possible prior to the scheduled effective date of the merger.

In addition to the merger of the two banks, the Group will consider the possibility of a consolidation that includes MHTB.

With respect to capital management, the Group will strive to accumulate our capital steadily and to strengthen our financial base further, mainly by accumulating retained earnings and improving asset efficiency through our various initiatives, such as the steady implementation of Mizuho’s Transformation Program and the realization in advance of the synergy effects of the integrated group-wide business operations including the transformation into ‘one bank’. Accordingly, the Group believes it will be able to sufficiently meet the new capital regulations including the framework to identify global systemically important financial institutions (G-SIFIs).

[Business Strategy]

(Global Corporate Group and Global Retail Group)

Under the “substantive one bank” structure implemented from April 2012, MHBK and MHCB will establish a structure across both banks for each segment redefined in a more detailed manner based on customer needs and will ensure the provision of appropriate business solutions responding to the needs of each customer. In addition, the Group will strengthen business promotion activities through cross-organizational development of the financial know-how and industry knowledge of both banks and simultaneously will develop various financial services in a prompt manner through group wide collaboration for every possible customer need.

For individual customers, the Group will enhance the offering of products and services that are appropriate for the life stages and life events of each individual, and at the same time, it will enhance businesses related to officers and employees of large corporate customers.

For corporate customers, the Group will contribute to customers’ solutions for management issues and enhancement of customers’ corporate value by way of enhancing the Group’s fulfillment of business finance functions inherent to a commercial bank as well as providing optimum products solutions by utilizing the Group’s industry knowledge and collaboration among the banking, trust and securities functions.

In addition, the Group will increase efforts to establish closer relationships with customers who own companies and land-owning customers, etc., more than before and provide integrated services through coordination across the personal banking unit and the corporate units.

Overseas, the Group will promote the further expansion of its network in high-growth regions, mainly in Asia, and improve its abilities to respond to high customer demand for cross-border M&A and to offer a wide range of financial services through banking and securities collaboration.

As announced in the “Implementation of ‘Business Foundation Strengthening Program,’ etc.” on April 27, 2012, MHSC will further accelerate its effort to improve profits by steadily implementing improvements in earnings capabilities through expansion of the client base and the strengthening of its business foundation, deepening the collaboration with the bank and trust bank within the Group, increasing the sophistication of global management, continuous cost reductions, and appropriate risk controls. Further, through the merger scheduled to be conducted with MHIS on January 4, 2013, MHSC will provide securities functions in a unified manner through the Group’s full-line securities company.

(Global Asset & Wealth Management Group)

Under the “substantive one bank” structure implemented from April 2012, MHTB will also promote coordinated management with MHBK and MHCB in order to offer various financial services in a prompt manner through group wide collaboration for every possible customer need. MHTB will continuously provide trust products and/or trust services to customers of the entire Group, while further improving quality and expertise therein. In addition, MHTB will cultivate new business frontiers by utilizing its trust bank function.

Mizuho Private Wealth Management Co., Ltd. will promote the further strengthening of its owner-consulting capabilities through the full use of products and functions across the group companies.

As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diverse needs of customers.

While developing the foregoing business strategy, the Group is constantly aware of its social responsibilities and the importance of its public mission as a financial institution in the facilitation of financing, and will make efforts to facilitate financing uniformly through the group companies in response to the extended “Law Concerning Temporary Measures to Facilitate Financing for Small and Medium-Size Enterprises, etc.” and in compliance with the purpose of the guidelines for supervision of Financial Services Agency issued in April 2011 concerning the “Concrete Roles Which Financial Institutions Should Play to Demonstrate the Consulting Function.”

Considering the severity and scope of the damage caused by the Great Eastern Japan Earthquake to the national economy and life, also pursuant to its social responsibilities and its public mission as a financial institution, the Group will continuously exert its utmost efforts to support the recovery of the lives of disaster victims as well as industries and the economy in the disaster areas, and to support regional reconstruction, focusing on the disaster areas.

The Group will continue to establish a firm compliance structure and an advanced risk management regime. Additionally, sharing among management and employees of the Group the ideals represented by the brand subslogan established in September 2011, “One MIZUHO: Building the future with you,” the Group will work together as a group to implement the reforms necessary to achieve its goal of becoming the most trusted financial institution. Furthermore, the Group will work to fulfill its social responsibilities and public mission and further promote its corporate values by promoting CSR (corporate social responsibility) activities, from the perspective of assisting the recovery from the Great Eastern Japan Earthquake, in its environmental efforts and its performance of social contribution activities. Our shareholders’ continuing support would be greatly appreciated.

Corporate Structure until March 2012 (Illustration)
BK
CB
TB
Marketing Planning Divisions (Relationship Management& Products)
Corporate Banking Group
Large Corporations
Middle Market Corporations
FIs & Public Sector
SMEs
Personal Banking Group
Corporate owners & land owners, etc.
Corporate employees & Retired persons, etc.
Products Function Divisions
Securities Division
Markets
Trading and ALM Group
Profit Units (Relationship Management)
Corporate Banking Unit
Large Corporations
Middle Market Corporations
Financial Institutions & Public Sector
International Banking Unit
Overseas Japanese Corps, Non-Japanese Corporations
Profit Units (Products)
Global Investment Banking Unit
Global Transaction Banking Unit
Global Asset Management Unit
Profit Units (Markets)
Global Markets Unit
Relationship Management Divisions
Large Corporations
Middle Market Corporations
Financial Institutions & Public Sector
SMEs
Corporate owners & Land owners, etc.
Corporate employees & Retired persons, etc.
Products
Markets
Introduction of promotional structure that will apply across BK and CB
"Substantive One Bank" Structure (Illustration)
BK
CB
TB
Profit Units
Profit Units
Relationship Management
Relationship Management
Corporate Banking Unit (Large Corporations)
Corporate Banking Unit
Financial Institutions & Public Sector Business Unit
Retail Banking Unit (Organization set up only in BK)
Personal Banking Unit (Organization set up only in BK)
International Banking Unit (Organization set up only in CB)
Products
Products
Investment Banking Unit
Transaction Banking Unit
Asset Management Unit
Business Collaboration Division (Securities & Trust Services)
Markets
Markets
Markets Unit
Coordinated management
Relationship Management Divisions
Large Corporations
Middle Market Corporations
Financial Institutions & Public Sector
SMEs
Corporate owners & Land owners
Corporate employees & Retired persons, etc.
Products
Markets

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated Basis)

	(JPY billion)
	FY 2008 (For the fiscal year ended March 31, 2009)	FY 2009 (For the fiscal year ended March 31, 2010)	FY 2010 (For the fiscal year ended March 31, 2011)	FY 2011 (For the fiscal year ended March 31, 2012)
Ordinary Income	3,514.4	2,817.6	2,716.7	2,715.6
Ordinary Profits (Losses)	(395.1)	327.1	588.4	648.5
Net Income (Loss)	(588.8)	239.4	413.2	484.5
Comprehensive Income	—	1,084.4	266.6	627.5
Total Net Assets	4,186.6	5,837.0	6,623.9	6,869.2
Total Assets	152,723.0	156,253.5	160,812.0	165,360.5

(Note)

Fractions are rounded down.

b. Changes in Financial Conditions and Results of Operations (Non-consolidated Basis)

	(JPY billion)
	FY 2008 (For the fiscal year ended March 31, 2009)	FY 2009 (For the fiscal year ended March 31, 2010)		FY 2010 (For the fiscal year ended March 31, 2011)	FY 2011 (For the fiscal year ended March 31, 2012)
Operating Income	442.7	33.7		46.4	37.7
Cash Dividends Received	410.5	3.8		16.5	7.9
Cash Dividends Received from Majority-owned Banking Subsidiaries	406.2	0.2		13.5	5.7
Cash Dividends Received from Other Subsidiaries and Affiliates	4.3	3.6		3.0	2.1

Net Income	(JPY million 378,815)	(JPY million 3,379)		(JPY million 18,511)	(JPY million 10,217)
Net Income (Loss) per Share of Common Stock	(JPY 32.0)	(JPY (0.54	) )	(JPY 0.46)	(JPY 0.06)
Total Assets	4,552.7	5,225.9		6,035.1	6,128.4
Investments in Majority-owned Banking Subsidiaries	4,355.0	5,121.2		5,872.8	5,968.6
Investments in Other Subsidiaries and Affiliates	76.8	65.9		65.9	65.9

(Notes)

1. Fractions are rounded down.

2. Net Income (Loss) per Share of Common Stock was computed based upon the following formula:

Net Income (Loss) per Share of Common Stock	=	Net Income recognized in the statement of income	–	Amount not attributable to Common Stock (Cash Dividends on Preferred Stock, and others)
		Average number of shares of Common Stock issued	–	Average number of shares of Treasury Common Stock

(3) Employees

	March 31, 2012				March 31, 2011
	Global Corporate Group	Global Retail Group	Global Asset & Wealth Management Group	Other	Global Corporate Group	Global Retail Group	Global Asset & Wealth Management Group	Other
Number of Employees	18,020	27,353	5,466	5,270	18,574	27,595	5,565	5,036

(Notes)

1. The Number of Employees is the number of persons engaged in MHFG and its consolidated subsidiaries.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

3. The sum of the Number of Employees was 56,109 as of March 31, 2012, and 56,770 as of March 31, 2011

(Reference)

The following sets forth information regarding the employees of each of MHBK, MHCB and MHTB, which are the core companies of the Group that operate the banking business, as well as MHFG (collectively, the “Four Companies”):

	March 31, 2012	March 31, 2011
Number of Employees	31,383	31,019
Average Age	37 years, 2 months	36 years, 8 months
Average Years of Employment	13 years, 10 months	13 years, 5 months
Average Monthly Salary	JPY 447 thousand	JPY 437 thousand

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and overseas local staff. Fractions are rounded down.

5. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

MHFG: Head Office

b.	Banking Business

Global Corporate Group

MHCB

Region	Number of Offices		Principal Offices
	March 31, 2012	March 31, 2011
Kanto, Koshinetsu	31	31	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	42	42
The Americas	10	10	New York Branch, etc.
Europe and the Middle East	7	7	London Branch, etc.
Asia and Oceania	16	16	Hong Kong Branch, Singapore Branch, etc.
Overseas Total	33	33
Total	75	75

(Notes)

1. Offices include sub branches, and branches and offices for remittance purposes only.

2. In addition to the above, 6 representative offices overseas (6 as of March 31, 2011) were in operation as of March 31, 2012.

Global Retail Group

MHBK

Region	Number of Offices		Principal Offices
	March 31, 2012	March 31, 2011
Kanto, Koshinetsu	342	343	Head Office, etc.
Hokkaido, Tohoku	14	14	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	77	76	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	459	459

(Notes)

1. Offices include sub branches, branches and offices for remittance purposes only, branches offering account transfer services only, ATM management branches (branches and offices to maintain shared ATMs only), pension plan advisory offices (pension plan advisory only offices) and internet branches.

2. In addition to the above, 94 agencies (44 as of March 31, 2011) and 37,096 non-branch ATMs (34,918 as of March 31, 2011) were in operation as of March 31, 2012.

3. In addition to the above, 3 sub branches (3 as of March 31, 2011) at Narita Airport, 2 sub branches (2 as of March 31, 2011) at Kansai International Airport, 3 sub branches (3 as of March 31, 2011) at Haneda Airport, 1 sub branch at the Hankyu Sanbangai (Hankyu 3rd Avenue) (new operation in this fiscal year), mainly for foreign currency exchange, and 4 non-branch automated foreign currency exchange machines (4 as of March 31, 2011) at Narita Airport, were in operation as of March 31, 2012.

Global Asset & Wealth Management Group

MHTB

Region	Number of Offices		Principal Offices
	March 31, 2012	March 31, 2011
Kanto, Koshinetsu	34	30	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	8	7	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	3	2	Hiroshima Branch, Okayama Branch, etc.
Kyushu	3	3	Fukuoka Branch, etc.
Total	50	44

(Notes)

1. Offices include sub branches.

2. In addition to the above, 54 trust agencies (51 as of March 31, 2011) were in operation as of March 31, 2012.

c.	Securities Business and Other

Global Corporate Group

MHSC

Region	Number of Offices		Principal Offices
	March 31, 2012	March 31, 2011
Kanto, Koshinetsu	36	36	Head Office, Shinjuku Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	41	42	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	12	12	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	8	8	Fukuoka Branch, Kumamoto Branch etc.
Total	101	102

(Note)

In addition to the above, 2 representative offices overseas (2 as of March 31, 2011) were in operation as of March 31, 2012.

Global Retail Group

MHIS

Region	Number of Branches		Principal Branches
	March 31, 2012	March 31, 2011
Kanto, Koshinetsu	28	28	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	5	5	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	56	56

(Note)

In addition to the above, 164 Planet Booths (155 as of March 31, 2011) were in operation in the branch lobbies of MHBK for securities investment consultations as of March 31, 2012.

Other

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

	(JPY million)
	Global Corporate Group	Global Retail Group	Global Asset & Wealth Management Group	Other
Total Amount of Capital Investment	11,240	44,147	1,992	2,682

(Note)

Fractions are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	700,000	100.00	0
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,404,065	100.00	0
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking, banking	May 9, 1925	247,369	100.00	5,712
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 16, 1917	125,167	94.66 (94.66)	—
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	100.00 (100.00)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking, banking	January 22, 2001	50,000	54.00	59
Mizuho Asset Management Co., Ltd.	Minato-ku, Tokyo	Investment trust management, investment advisory	May 26, 1964	2,045	98.70	353
DIAM Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management, investment advisory	July 1, 1985	2,000	50.00	1,104
Mizuho Information & Research Institute, Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	609
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	115
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	10	100.00	—
Orient Corporation	Chiyoda-ku, Tokyo	Consumer finance services	March 15, 1951	150,002	25.74 (25.74)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281		100.00 (100.00)	—
Defined Contribution Plan Services Co., Ltd.	Chuo-ku, Tokyo	Defined contribution pension related business	September 11, 2000	2,000		60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chiyoda-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		38.99 (38.99)	—
Mizuho International plc	London, U.K.	Securities, banking	March 14, 1975	355,959 (GBP 2,712 million	)	100.00 (100.00)	—
Joint Stock Commercial Bank for Foreign Trade of Vietnam	Hanoi, Vietnam	Banking	June 2, 2008	90,379 (VND 23,174,170 million	)	15.00 (15.00)	—
Mizuho Corporate Bank (China), Ltd.	Shanghai, PRC	Banking	June 1, 2007	84,825 (CNY 6,500 million	)	100.00 (100.00)	—
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking, securities	March 1, 1974	15,556 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	13,684 (USD 166 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	11,912 (IDR 1,323,574 million)		98.99 (98.99)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	8,088 (USD 98 million	)	100.00 (100.00)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank (Switzerland) Ltd	Zurich, Switzerland	Banking, trust banking	October 20, 1976	4,834 (CHF 53 million	)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking, banking	March 21, 1989	4,107 (USD 50 million	)	100.00 (100.00)	—
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking, banking	October 19, 1987	2,698 (USD 32 million	)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand	)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of Capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses (    ) in the Percentages of Voting Rights of MHFG column are those of voting rights held indirectly.

5. Joint Stock Commercial Bank for Foreign Trade of Vietnam is newly listed as a principal subsidiary.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Shares of MHFG and Percentage of Voting Rights Held by Creditors
		Number of Shares Held (shares)	Percentage of Voting Rights (%)
Mizuho Bank, Ltd.	700,000	—	—
Mizuho Corporate Bank, Ltd.	41,070	—	—
Total	741,070	—	—

(8) Business Transfer, etc.

Date of Business Transfer, etc.	Details of Business Transfer, etc.
September 1, 2011	A share exchange was conducted in which MHTB became a wholly-owned subsidiary of MHFG.

In addition to the above, share exchanges were conducted on the same date, in which MHSC became a wholly-owned subsidiary of MHCB, and MHIS became a wholly-owned subsidiary of MHBK.

2. Matters Regarding Officers

(1) Officers

(As of March 31, 2012)

Name	Title and Assignment	Major Concurrent Office	Other
Takashi Tsukamoto	Chairman	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	President & CEO (Representative Director)	President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd.

Junichi Nishizawa	Deputy President (Representative Director)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd.

Mitsuaki Tsuchiya	Deputy President

Masaaki Kono	Managing Director

Takeo Nakano	Managing Director	President & CEO of Mizuho Financial Strategy Co., Ltd.

Akihiko Nomiyama	Director (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshinobu Shigeji	Corporate Auditor (full-time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Toshinari Iyoda	Corporate Auditor (full-time)

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

Isao Imai	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

(Notes)

1. Messrs. Satoru Nishibori, Setsu Onishi and Hajime Saito resigned from their positions as directors on June 21, 2011.

2. Messrs. Tsuneo Morita and Shuzo Haimoto resigned from their position as corporate auditors on June 21, 2011.

3. Mr. Yukio Nozaki retired from his position as a corporate auditor on June 21, 2011.

4. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law.

5. Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law.

6. Messrs. Akihiko Nomiyama and Kanemitsu Anraku, who are “outside directors,” and Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai, who are “outside corporate auditors,” are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd., as the case may be.

7. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2012)

Title	Name	Areas of Oversight
President	Yasuhiro Sato	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Junichi Nishizawa	Assistance in the overall management of the execution of MHFG’s business / Head of Human Resources Group / Chief Human Resources Officer

Deputy President - Executive Officer	Mitsuaki Tsuchiya	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Masaaki Kono	Head of Risk Management Group and Head of Compliance Group / Chief Risk Officer and Chief Compliance Officer/ General Manager of Compliance and Legal Affairs

Managing Executive Officer	Takeo Nakano	Head of Financial Control and Accounting Group / Chief Financial Officer / In charge of IT, Systems & Operations Group

Managing Executive Officer	Daisaku Abe	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Managing Executive Officer	Akira Moriwaki	In charge of Asset Management Planning Office

Executive Officer	Masakane Koike	General Manager of Financial Planning

Executive Officer	Shusaku Tsuhara	General Manager of Executive Secretariat

Executive Officer	Kazunori Hashimoto	General Manager of Group Human Resources

Executive Officer	Tetsuo Iimori	General Manager of Corporate Planning

(Reference)

The members of the Officers as of April 1 are as follows:

(As of April 1, 2012)

Name	Title and Assignment	Major Concurrent Office	Other
Takashi Tsukamoto	Chairman	President & CEO of Mizuho Bank, Ltd.

Yasuhiro Sato	President & CEO (Representative Director)	President & CEO of Mizuho Corporate Bank, Ltd. Director of Mizuho Bank, Ltd. Chairman of the Japanese Bankers Association

Junichi Nishizawa	Deputy President (Representative Director)	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Masaaki Kono	Managing Director	Managing Executive Officer of Mizuho Bank, Ltd. Managing Executive Officer of Mizuho Corporate Bank, Ltd. Managing Executive Officer of Mizuho Trust & Banking Co., Ltd.

Mitsuaki Tsuchiya	Director

Takeo Nakano	Director	President & CEO of Mizuho Financial Strategy Co., Ltd. Deputy President - Executive Officer of Mizuho Bank, Ltd.

Akihiko Nomiyama	Director (outside officer)	Honorary Executive Consultant of JX Holdings, Inc.

Mitsuo Ohashi	Director (outside officer)	Senior Advisor of Showa Denko K.K.

Kanemitsu Anraku	Director (outside officer)

Yoshinobu Shigeji	Corporate Auditor (full-time)	Outside Corporate Auditor of Mizuho Securities Co., Ltd.

Toshinari Iyoda	Corporate Auditor (full-time)

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masami Ishizaka	Corporate Auditor (outside officer)	Chairman of Okura Zaimu Kyokai

Isao Imai	Corporate Auditor (outside officer)	Attorney at Law Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

(Notes)

1. Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku are “outside directors” as provided for in Article 2, Item 15 of the Company Law.

2. Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law.

3. Messrs. Akihiko Nomiyama and Kanemitsu Anraku, who are “outside directors,” and Messrs. Masahiro Seki, Masami Ishizaka and Isao Imai, who are “outside corporate auditors,” are “independent directors/auditors” required by the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd., as the case may be.

4. Mr. Takeo Nakano assumed the office of Deputy President of Mizuho Bank, Ltd. as of April 2, 2012, and resigned from his position as President & CEO of Mizuho Financial Strategy Co., Ltd. as of the same date.

5. Mr. Mitsuaki Tsuchiya assumed the office of President and CEO of Mizuho Research Institute Ltd. as of April 2, 2012.

6. The Executive Officers as of April 1 are as follows:

(As of April 1, 2012)

Title	Name	Areas of Oversight
President	Yasuhiro Sato	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Junichi Nishizawa	Assistance in the overall management of the execution of MHFG’s business / Head of Human Resources Group and Head of Internal Audit Group / Chief Human Resources Officer and Chief Auditor

Managing Executive Officer	Masaaki Kono	Head of Strategic Planning Group / Chief Strategy Officer

Managing Executive Officer	Hideyuki Takahashi	Head of Financial Control & Accounting Group / Chief Financial Officer

Managing Executive Officer	Daisaku Abe	Head of IT & Systems Group and Head of Operations Group / Chief Information Officer and Chief Operations Officer

Managing Executive Officer	Yasunori Tsujita	In charge of Strategic Planning Group

Title	Name	Areas of Oversight
Managing Executive Officer	Masakane Koike	Head of Risk Management Group and Head of Compliance Group / Chief Risk Officer and Chief Compliance Officer

Executive Officer	Kazunori Hashimoto	General Manager of Group Human Resources Division

Executive Officer	Tatsufumi Sakai	General Manager of Group Planning Division

Executive Officer	Tetsuo Iimori	General Manager of Corporate Planning Division

Executive Officer	Mitsuo Ootani	General Manager of Compliance Division

Executive Officer	Ryusuke Aya	General Manager of Risk Management Division

Executive Officer	Junichi Shinbo	General Manager of Portfolio Management Division

Executive Officer	Haruki Nakamura	General Manager of IT & Systems Planning Division

Executive Officer	Koji Fujiwara	General Manager of Investor Relations Division

Executive Officer	Ryousuke Joukou	General Manager of Executive Secretariat

(2) Aggregate Compensation for Officers

	(JPY million)
Classification	Number of Persons	Aggregate Compensation
Directors	12	271
Corporate Auditors	8	69
Total	20	340

(Notes)

1. Fractions are rounded down.

2. The total yearly compensations for Directors and Corporate Auditors are not to exceed JPY 740 million and JPY 180 million, respectively.

3. No provision is made for the bonuses of Officers.

3. Matters Regarding Outside Officers

(1) Concurrent Offices and Other Details of Outside Officers

Details of major concurrent offices of outside officers are as described in the above “2. Matters Regarding Officers, Matter (1) Officers.”

MHCB at which Mr. Isao Imai, Outside Corporate Auditor, serves concurrently, is a wholly owned subsidiary of and administered by MHFG.

A relative within the third degree of Mr. Mitsuo Ohashi, Outside Director, is working as an employee of MHBK.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and Other Activities
Akihiko Nomiyama	4 years, 9 months	He attended 20 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in NIPPON MINING HOLDINGS, INC. and his wide-ranging insight as a top executive.

Mitsuo Ohashi	6 years, 9 months	He attended 19 of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Kanemitsu Anraku	4 years, 9 months	He attended all of the 23 Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Nissan Motor Co., Ltd. and his wide-ranging insight as a top executive.

Masahiro Seki	5 years, 9 months	He attended all of the 23 Board of Directors Meetings and all of the 19 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masami Ishizaka	3 years, 9 months	He attended 21 of the 23 Board of Directors Meetings and 18 of the 19 Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career in the Ministry of Finance.

Isao Imai	9 months	He attended all of the 17 Board of Directors Meetings and all of the 14 Board of Corporate Auditors Meetings held after his appointment in June 2011 during the fiscal year.	He contributed by voicing opinions mainly from his expertise gained through his career as a President of High Courts, a Justice of the Supreme Court and an attorney at law.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Akihiko Nomiyama	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Kanemitsu Anraku

Masahiro Seki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masami Ishizaka
Isao Imai

(4) Compensation for Outside Officers

	(JPY million)
	Number of Persons	Compensation Paid by MHFG	Compensation Paid by Subsidiary of MHFG
Total Amount of Compensation	7	58	6

(Notes)

1. Fractions are rounded down.

2. No provision is made for the bonuses of Officers.

4. Matters Regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2012

(Number of shares)
Total Number of Authorized Shares	52,369,512,000

Total Number of Classes of Shares Authorized to be Issued
Common Stock	48,000,000,000
Class XI Preferred Stock	1,369,512,000
Class XII Preferred Stock	1,500,000,000
Class XIII Preferred Stock	1,500,000,000

Total Number of Shares Issued
Common Stock	24,048,165,727
Eleventh Series Class XI Preferred Stock	914,752,000
Thirteenth Series Class XIII Preferred Stock	36,690,000

(Notes)

1. As a result of requests for acquisition of 43,207,800 shares of the Eleventh Series Class XI Preferred Stock, there was an increase of 151,921,540 shares of Common Stock from April 1, 2011 to March 31, 2012.

2. As a result of exercise of stock acquisition rights, there was an increase of 4,748,000 shares of Common Stock from April 1, 2011 to March 31, 2012.

3. As a result of a capital increase by way of third-party allotment of Common Stock with the payment date set on August 29, 2011, there was an increase of 1,285,038,883 shares of Common Stock.

4. As a result of a share exchange with MHTB with the effective date set on September 1, 2011, there was an increase of 824,271,984 shares of Common Stock.

(2) Number of Shareholders as of March 31, 2012

Common Stock	938,390
Eleventh Series Class XI Preferred Stock	1,504
Thirteenth Series Class XIII Preferred Stock	49

(Note)

The number of shareholders of Common Stock listed above does not include 25,153 shareholders who own only shares constituting less than one (1) unit.

(3) Major Shareholders as of March 31, 2012

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	1,373,830,800	5.71
The Master Trust Bank of Japan, Ltd. (Trustee account)	881,719,300	3.67
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)	607,227,433	2.52
Barclays Capital Japan Limited	382,687,100	1.59
Japan Trustee Services Bank, Ltd. (Trustee account 9)	362,109,600	1.50
Japan Trustee Services Bank, Ltd. (Trustee account 4)	280,168,000	1.16
The Dai-ichi Life Insurance Company, Limited	255,691,025	1.06
Japan Trustee Services Bank, Ltd. (Trustee account 1)	198,136,900	0.82
Japan Trustee Services Bank, Ltd. (Trustee account 6)	190,801,600	0.79
STATE STREET BANK - WEST PENSION FUND CLIENTS - EXEMPT (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	180,008,353	0.74

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. The Percentages of Shares Held of Common Stock are calculated by excluding the treasury stock (27,155,428 shares).

b. Eleventh Series Class XI Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Marubeni Corporation	14,500,000	3.88
SHIMIZU CORPORATION	10,000,000	2.67
Electric Power Development Co., Ltd.	10,000,000	2.67
NIPPON EXPRESS CO., LTD.	10,000,000	2.67
JFE Steel Corporation	6,000,000	1.60
NIPPON STEEL CORPORATION	6,000,000	1.60
ALL NIPPON AIRWAYS CO., LTD.	6,000,000	1.60
DAIICHI SANKYO COMPANY, LIMITED	6,000,000	1.60
CANON INC.	5,000,000	1.33
Kyushu Electric Power Company, Incorporated	5,000,000	1.33

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. Percentages of Shares Held of Preferred Stock are calculated by excluding the treasury stock of Eleventh Series Class XI Preferred Stock (541,073,800 shares). Furthermore, the 541,073,800 shares of the treasury stock are not included in the above list of Major Shareholders.

c. Thirteenth Series Class XIII Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
NIPPON OIL FINANCE (NETHERLANDS) B.V. (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	6,000,000	16.35
Shiseido Company, Limited	5,000,000	13.62
SHARP FINANCE CORPORATION	5,000,000	13.62
SHARP INTERNATIONAL FINANCE (U.K.) PLC (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	5,000,000	13.62
NISSIN FOODS HOLDINGS CO., LTD.	3,000,000	8.17
OBAYASHI CORPORATION	2,000,000	5.45
YANMAR Co., Ltd.	2,000,000	5.45
KOSE Corporation	1,000,000	2.72
FUJI MEDIA HOLDINGS, INC.	1,000,000	2.72
KURABO INDUSTRIES LTD.	500,000	1.36

(Notes)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. There is no treasury stock pertaining to the Thirteenth Series Class XIII Preferred Stock.

5. Matters Regarding Stock Acquisition Rights, etc. of MHFG

Following is the summary of the Stock Acquisition Rights issued to the Directors (excluding the Outside Directors) and Executive Officers of MHFG and its subsidiaries, MHBK, MHCB, MHTB and MHSC, pursuant to the Company Law, in consideration for execution of duties:

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Class and number of subject shares	Issue price (per stock acquisition right) (JPY)	Exercise price (per share) (JPY)	Exercise period
First Series of Stock Acquisition Rights of MHFG	February 16, 2009	5,409 rights	Common Stock, 5,409,000 shares	190,910	1	From February 17, 2009 to February 16, 2029
Second Series of Stock Acquisition Rights of MHFG	September 25, 2009	5,835 rights	Common Stock, 5,835,000 shares	168,690	1	From September 28, 2009 to September 25, 2029
Third Series of Stock Acquisition Rights of MHFG	August 26, 2010	6,808 rights	Common Stock, 6,808,000 shares	119,520	1	From August 27, 2010 to August 26, 2030
Fourth Series of Stock Acquisition Rights of MHFG	December 8, 2011	12,452 rights	Common Stock, 12,452,000 shares	91,840	1	From December 9, 2011 to December 8, 2031

(1) Stock Acquisition Rights, etc. of MHFG held by Officers as of March 31, 2012

	Number of stock acquisition rights	Class and number of subject shares	Number of persons and rights held by Directors
First Series of Stock Acquisition Rights of MHFG	166 rights	Common Stock, 166,000 shares	2 persons, 166 rights
Second Series of Stock Acquisition Rights of MHFG	358 rights	Common Stock, 358,000 shares	2 persons, 358 rights
Third Series of Stock Acquisition Rights of MHFG	532 rights	Common Stock, 532,000 shares	3 persons, 532 rights
Fourth Series of Stock Acquisition Rights of MHFG	751 rights	Common Stock, 751,000 shares	6 persons, 751 rights

(2) Stock Acquisition Rights, etc. of MHFG delivered to Employees, etc., during the fiscal year ended March 31, 2012

	Number of stock acquisition rights	Class and number of subject shares	Number of employees (Executive Officers) to whom rights were delivered and number of rights	Number of Officers and employees (Executive Officers) of subsidiaries to whom rights were delivered and number of rights
Fourth Series of Stock Acquisition Rights of MHFG	11,701 rights	Common Stock, 11,701,000 shares	6 persons, 423 rights	151 persons, 11,278 rights

6. Matters Regarding Independent Auditor

(1) Independent Auditor

Name	Compensation, etc. for the fiscal year ended March 31, 2012	Other
Ernst & Young ShinNihon LLC Designated Partners with Limited Liability Koichi Hanabusa, C.P.A. Noboru Miura, C.P.A. Nobuko Kubo, C.P.A. Hiroshi Nishida, C.P.A.	JPY 49 million	MHFG paid consideration to the Independent Auditor for advisory services and other services in connection with the IFRS, which are not included among the services set forth in Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit services).

(Notes)

1. Fractions are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Financial Instruments and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid to the Independent Auditor of MHFG by MHFG, its majority-owned consolidated subsidiaries and its other consolidated subsidiaries is JPY 3,969 million.

If the amounts to be paid under the audit contract concluded with the Independent Auditor by MHFG, and its majority-owned consolidated subsidiaries and its other consolidated subsidiaries have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters Regarding Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors if the Independent Auditor falls subject to any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors and the Board of Corporate Auditors by comprehensively considering various factors, including the performance of duties and the quality of audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG

Mizuho International plc and 9 (nine) other companies among MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Financial Instruments and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities with equivalent qualifications in the relevant foreign country) other than the Independent Auditor of MHFG.

7. Structure to Ensure Appropriate Conduct of Operations

MHFG has resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations, and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, has determined a compliance-management structure and created a “Compliance Manual,” has formulated compliance programs each fiscal year for the implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans. Furthermore, MHFG’s activities against anti-social elements are conducted as part of its compliance structure. MHFG’s commitment to confront anti-social elements is viewed as an important policy of the Group when designing and implementing specific compliance programs among group companies.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc., is MHFG’s structure for ensuring that the directors and employees execute their duties in compliance with laws, regulations, and the Articles of Incorporation.

(2) Structure for the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc., of information through its information-management-related rules, including MHFG’s “Information Security Policy.” The safekeeping and management of information in connection with the execution of duties by MHFG’s directors has also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information such as the minutes of the Board of Directors meetings, Executive Management Committee meetings, and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc., is MHFG’s structure for the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established a structure for managing its risk of loss through its risk-management-related rules, including its basic policy towards various risk management procedures, such as its “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk and has determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk within limits acceptable to management.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc., is MHFG’s structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “Bylaws Regarding the Business Policy Committee,” “Organization Regulations,” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority in accordance with the importance of matters, etc. MHFG has also established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is MHFG’s structure for ensuring the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the propriety of business operations within the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” while principal banking subsidiaries and other core group companies administer subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “Group Management Administration Regulations,” etc., is MHFG’s structure for ensuring propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as the office in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any personnel and/or change in organization that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors, and structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, for reporting information received through the compliance hot-line, for reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc., is a structure under which the directors and employees report to the corporate auditors and a structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and independent auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc., is another structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012

Millions of yen
As of March 31, 2012
Assets
Cash and Due from Banks	¥7,278,477
Call Loans and Bills Purchased	249,032
Receivables under Resale Agreements	7,123,397
Guarantee Deposits Paid under Securities Borrowing Transactions	6,406,409
Other Debt Purchased	1,542,062
Trading Assets	14,075,005
Money Held in Trust	71,414
Securities	51,392,878
Loans and Bills Discounted	63,800,509
Foreign Exchange Assets	1,016,665
Derivatives other than for Trading Assets	4,474,729
Other Assets	2,871,153
Tangible Fixed Assets	923,907
Buildings	325,804
Land	469,983
Lease Assets	14,185
Construction in Progress	11,575
Other Tangible Fixed Assets	102,359
Intangible Fixed Assets	485,995
Software	216,066
Goodwill	60,592
Lease Assets	2,952
Other Intangible Fixed Assets	206,383
Deferred Tax Assets	359,987
Customers’ Liabilities for Acceptances and Guarantees	3,980,644
Reserves for Possible Losses on Loans	(691,760)
Reserve for Possible Losses on Investments	(10)

Total Assets	¥165,360,501

Liabilities
Deposits	¥78,811,909
Negotiable Certificates of Deposit	11,824,746
Call Money and Bills Sold	5,668,929
Payables under Repurchase Agreements	12,455,152
Guarantee Deposits Received under Securities Lending Transactions	7,710,373
Commercial Paper	362,694
Trading Liabilities	8,215,668
Borrowed Money	14,763,870
Foreign Exchange Liabilities	233,184
Short-term Bonds	538,198
Bonds and Notes	4,783,180
Due to Trust Accounts	1,003,129
Derivatives other than for Trading Liabilities	4,288,356
Other Liabilities	3,610,067
Reserve for Bonus Payments	38,577
Reserve for Employee Retirement Benefits	36,053
Reserve for Director and Corporate Auditor Retirement Benefits	2,256
Reserve for Possible Losses on Sales of Loans	8
Reserve for Contingencies	24,559
Reserve for Reimbursement of Deposits	15,769
Reserve for Reimbursement of Debentures	20,193
Reserves under Special Laws	1,221
Deferred Tax Liabilities	19,219
Deferred Tax Liabilities for Revaluation Reserve for Land	83,243
Acceptances and Guarantees	3,980,644

Total Liabilities	158,491,206

Net Assets
Common Stock and Preferred Stock	2,254,972
Capital Surplus	1,109,783
Retained Earnings	1,405,066
Treasury Stock	(7,074)

Total Shareholders’ Equity	4,762,749

Net Unrealized Gains (Losses) on Other Securities	37,857
Deferred Gains or Losses on Hedges	67,045
Revaluation Reserve for Land	144,635
Foreign Currency Translation Adjustments	(102,850)

Total Accumulated Other Comprehensive Income	146,687

Stock Acquisition Rights	2,158
Minority Interests	1,957,699

Total Net Assets	6,869,295

Total Liabilities and Net Assets	¥165,360,501

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2012

Millions of yen
For the fiscal year ended March 31, 2012
Ordinary Income	¥2,715,674
Interest Income	1,423,564
Interest on Loans and Bills Discounted	888,489
Interest and Dividends on Securities	348,453
Interest on Call Loans and Bills Purchased	6,580
Interest on Receivables under Resale Agreements	30,860
Interest on Securities Borrowing Transactions	9,922
Interest on Due from Banks	20,665
Other Interest Income	118,591
Fiduciary Income	49,014
Fee and Commission Income	566,888
Trading Income	150,317
Other Operating Income	355,745
Other Ordinary Income	170,143
Gains on Reversal of Reserves for Possible Losses on Loans	35,329
Recovery of Written-off Claims	39,384
Other	95,429

Ordinary Expenses	2,067,112
Interest Expenses	335,223
Interest on Deposits	102,481
Interest on Negotiable Certificates of Deposit	27,375
Interest on Debentures	384
Interest on Call Money and Bills Sold	8,628
Interest on Payables under Repurchase Agreements	33,912
Interest on Securities Lending Transactions	14,407
Interest on Commercial Paper	874
Interest on Borrowed Money	35,046
Interest on Short-term Bonds	2,091
Interest on Bonds and Notes	72,753
Other Interest Expenses	37,266
Fee and Commission Expenses	107,954
Other Operating Expenses	99,277
General and Administrative Expenses	1,283,847
Other Ordinary Expenses	240,809

Ordinary Profits	648,561

Extraordinary Gains	92,881
Gains on Disposition of Tangible Fixed Assets	1,540
Gains on Negative Goodwill Incurred	91,180
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	160
Extraordinary Losses	24,993
Losses on Disposition of Tangible Fixed Assets	6,849
Losses on Impairment of Fixed Assets	7,067
Other Extraordinary Losses	11,076

Income before Income Taxes and Minority Interests	716,449

Income Taxes:
Current	55,332
Deferred	97,494
Total Income Taxes	152,827

Income before Minority Interests	563,621

Minority Interests in Net Income	79,102

Net Income	¥484,519

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2012

Millions of yen
For the fiscal year ended March 31, 2012
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,181,375
Changes during the period
Issuance of New Shares	350
Increase in Stock due to Share Exchange	73,247

Total Changes during the period	73,597

Balance as of the end of the period	2,254,972

Capital Surplus
Balance as of the beginning of the period	937,680
Changes during the period
Issuance of New Shares	350
Increase in Stock due to Share Exchange	171,575
Disposition of Treasury Stock	178

Total Changes during the period	172,103

Balance as of the end of the period	1,109,783

Retained Earnings
Balance as of the beginning of the period	1,132,351
Changes during the period
Cash Dividends	(216,472)
Net Income	484,519
Disposition of Treasury Stock	(225)
Transfer from Revaluation Reserve for Land	4,893

Total Changes during the period	272,714

Balance as of the end of the period	1,405,066

Treasury Stock
Balance as of the beginning of the period	(3,196)
Changes during the period
Increase in Stock due to Share Exchange	(13,318)
Repurchase of Treasury Stock	(2,560)
Disposition of Treasury Stock	12,001

Total Changes during the period	(3,877)

Balance as of the end of the period	(7,074)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,248,209
Changes during the period
Issuance of New Shares	701
Increase in Stock due to Share Exchange	231,504
Cash Dividends	(216,472)
Net Income	484,519
Repurchase of Treasury Stock	(2,560)
Disposition of Treasury Stock	11,953
Transfer from Revaluation Reserve for Land	4,893

Total Changes during the period	514,539

Balance as of the end of the period	4,762,749

Accumulated Other Comprehensive Income
Net Unrealized Gains (Losses) on Other Securities
Balance as of the beginning of the period	(21,648)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	59,505

Total Changes during the period	59,505

Balance as of the end of the period	¥37,857

Millions of yen
For the fiscal year ended March 31, 2012
Deferred Gains or Losses on Hedges
Balance as of the beginning of the period	¥68,769
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,723)

Total Changes during the period	(1,723)

Balance as of the end of the period	67,045

Revaluation Reserve for Land
Balance as of the beginning of the period	137,707
Changes during the period
Net Changes in Items other than Shareholders’ Equity	6,928

Total Changes during the period	6,928

Balance as of the end of the period	144,635

Foreign Currency Translation Adjustments
Balance as of the beginning of the period	(103,921)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,071

Total Changes during the period	1,071

Balance as of the end of the period	(102,850)

Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	80,906
Changes during the period
Net Changes in Items other than Shareholders’ Equity	65,781

Total Changes during the period	65,781

Balance as of the end of the period	146,687

Stock Acquisition Rights
Balance as of the beginning of the period	2,754
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(595)

Total Changes during the period	(595)

Balance as of the end of the period	2,158

Minority Interests
Balance as of the beginning of the period	2,292,128
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(334,428)

Total Changes during the period	(334,428)

Balance as of the end of the period	1,957,699

Total Net Assets
Balance as of the beginning of the period	6,623,999
Changes during the period
Issuance of New Shares	701
Increase in Stock due to Share Exchange	231,504
Cash Dividends	(216,472)
Net Income	484,519
Repurchase of Treasury Stock	(2,560)
Disposition of Treasury Stock	11,953
Transfer from Revaluation Reserve for Land	4,893
Net Changes in Items other than Shareholders’ Equity	(269,243)

Total Changes during the period	245,296

Balance as of the end of the period	¥6,869,295

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2012

Millions of yen
As of March 31, 2012
Assets
Current Assets
Cash and Due from Banks	¥14,452
Prepaid Expenses	1,096
Accounts Receivable	1,447
Other Current Assets	5,797
Total Current Assets	22,793
Fixed Assets
Tangible Fixed Assets	2,234
Buildings	704
Equipment	259
Construction in Progress	1,270
Intangible Fixed Assets	2,726
Trademarks	10
Software	2,632
Other Intangible Fixed Assets	84
Investments	6,100,670
Investment Securities	51,629
Investments in Subsidiaries and Affiliates	6,034,643
Long-term Prepaid Expenses	141
Other Investments	14,256
Total Fixed Assets	6,105,631

Total Assets	¥6,128,424

Liabilities
Current Liabilities
Short-term Borrowings	¥741,070
Short-term Bonds	440,000
Accounts Payable	2,027
Accrued Expenses	3,520
Accrued Corporate Taxes	63
Deposits Received	243
Reserve for Bonus Payments	280
Total Current Liabilities	1,187,205
Non-Current Liabilities
Bonds and Notes	240,000
Deferred Tax Liabilities	4,213
Reserve for Employee Retirement Benefits	1,997
Asset Retirement Obligations	643
Other Non-Current Liabilities	6,031
Total Non-Current Liabilities	252,885

Total Liabilities	¥1,440,090

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972
Capital Surplus
Capital Reserve	1,194,864
Total Capital Surplus	1,194,864
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,230,688
Retained Earnings Brought Forward	1,230,688
Total Retained Earnings	1,235,038
Treasury Stock	(5,453)

Total Shareholders’ Equity	4,679,422

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	6,753

Total Valuation and Translation Adjustments	6,753

Stock Acquisition Rights	2,158

Total Net Assets	4,688,334

Total Liabilities and Net Assets	¥6,128,424

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2012

Millions of yen
For the fiscal year ended March 31, 2012
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥7,954
Fee and Commission Income Received from Subsidiaries and Affiliates	29,827
Total Operating Income	37,781
Operating Expenses
General and Administrative Expenses	21,260
Total Operating Expenses	21,260

Operating Profits	16,521

Non-Operating Income
Interest on Deposits	7
Cash Dividends Received	1,373
Fee and Commissions	10,155
Other Non-Operating Income	153
Total Non-Operating Income	11,689
Non-Operating Expenses
Interest Expenses	4,776
Interest on Short-term Bonds	1,451
Interest on Bonds	10,155
Other Non-Operating Expenses	1,410
Total Non-Operating Expenses	17,793

Ordinary Profits	10,417

Extraordinary Gains
Other Extraordinary Gains	10
Total Extraordinary Gains	10
Extraordinary Losses
Other Extraordinary Losses	20
Total Extraordinary Losses	20

Income before Income Taxes	10,407

Income Taxes:
Current	141
Deferred	48
Total Income Taxes	189

Net Income	¥10,217

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2012

Millions of yen
For the fiscal year ended March 31, 2012
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the beginning of the period	¥2,181,375
Changes during the period
Issuance of New Shares	73,597

Total Changes during the period	73,597

Balance as of the end of the period	2,254,972

Capital Surplus
Capital Reserve
Balance as of the beginning of the period	1,025,651
Changes during the period
Issuance of New Shares	73,597
Increase in Stock due to Share Exchange	95,615

Total Changes during the period	169,213

Balance as of the end of the period	1,194,864

Total Capital Surplus
Balance as of the beginning of the period	1,025,651
Changes during the period
Issuance of New Shares	73,597
Increase in Stock due to Share Exchange	95,615

Total Changes during the period	169,213

Balance as of the end of the period	1,194,864

Retained Earnings
Appropriated Reserve
Balance as of the beginning of the period	4,350
Changes during the period
Total Changes during the period	—

Balance as of the end of the period	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the beginning of the period	1,437,204
Changes during the period
Cash Dividends	(216,507)
Net Income	10,217
Disposition of Treasury Stock	(225)

Total Changes during the period	(206,515)

Balance as of the end of the period	1,230,688

Total Retained Earnings
Balance as of the beginning of the period	1,441,554
Changes during the period
Cash Dividends	(216,507)
Net Income	10,217
Disposition of Treasury Stock	(225)

Total Changes during the period	(206,515)

Balance as of the end of the period	¥1,235,038

Millions of yen
For the fiscal year ended March 31, 2012
Treasury Stock
Balance as of the beginning of the period	¥(3,196)
Changes during the period
Repurchase of Treasury Stock	(2,560)
Disposition of Treasury Stock	303

Total Changes during the period	(2,256)

Balance as of the end of the period	(5,453)

Total Shareholders’ Equity
Balance as of the beginning of the period	4,645,383
Changes during the period
Issuance of New Shares	147,195
Increase in Stock due to Share Exchange	95,615
Cash Dividends	(216,507)
Net Income	10,217
Repurchase of Treasury Stock	(2,560)
Disposition of Treasury Stock	77

Total Changes during the period	34,038

Balance as of the end of the period	4,679,422

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	5,713
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,040

Total Changes during the period	1,040

Balance as of the end of the period	6,753

Stock Acquisition Rights
Balance as of the beginning of the period	1,786
Changes during the period
Net Changes in Items other than Shareholders’ Equity	372

Total Changes during the period	372

Balance as of the end of the period	2,158

Total Net Assets
Balance as of the beginning of the period	4,652,883
Changes during the period
Issuance of New Shares	147,195
Increase in Stock due to Share Exchange	95,615
Cash Dividends	(216,507)
Net Income	10,217
Repurchase of Treasury Stock	(2,560)
Disposition of Treasury Stock	77
Net Changes in Items other than Shareholders’ Equity	1,412

Total Changes during the period	35,450

Balance as of the end of the period	¥4,688,334

[Translation]

Report of Independent Auditors

May 11, 2012

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Hiroshi Nishida
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2011 through March 31, 2012.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2012 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Report of Independent Auditors

May 11, 2012

The Board of Directors

Mizuho Financial Group, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Noboru Miura
Certified Public Accountant
Designated and Engagement Partner

Nobuko Kubo
Certified Public Accountant
Designated and Engagement Partner

Hiroshi Nishida
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, the notes to the non-consolidated financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 10th fiscal year from April 1, 2011 through March 31, 2012.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 10th fiscal year ended March 31, 2012 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 10th fiscal year from April 1, 2011 to March 31, 2012, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and, when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor received from the Directors, employees and other related persons reports on the status of (i) the establishment of structures with respect to the content of resolutions made by the Board of Directors regarding the establishment of structures to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures in accordance with Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately and such structures that have been established in compliance with such resolutions (internal control systems), which are described in the Business Report, and (ii) the management thereof, and, when necessary, requested explanations regarding such reports. As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 131 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets and notes to consolidated financial statements), and the non-consolidated financial statements (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in net assets and notes to non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate.

We have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Consolidated Financial Statements

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

(3)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules thereto

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the independent auditors, are fair and reasonable.

May 14, 2012

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshinobu Shigeji)	(seal)
Full time Corporate Auditor	(Toshinari Iyoda)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masami Ishizaka)	(seal)
Outside Corporate Auditor	(Isao Imai)	(seal)

[End of Document]

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

		(Billions of yen)
		Fiscal 2011		Fiscal 2010
			Change
Consolidated Gross Profits	1	2,003.0	(22.2)	2,025.3
Net Interest Income		1,088.3	(21.1)	1,109.4
Fiduciary Income		49.0	(0.3)	49.3
Credit Costs for Trust Accounts		—	—	—
Net Fee and Commission Income		458.9	0.1	458.8
Net Trading Income		150.3	(93.6)	243.9
Net Other Operating Income		256.4	92.7	163.6
General and Administrative Expenses	2	(1,283.8)	(5.9)	(1,277.8)
Personnel Expenses		(634.9)	(13.8)	(621.1)
Non-Personnel Expenses		(596.4)	8.0	(604.4)
Miscellaneous Taxes		(52.4)	(0.1)	(52.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(42.5)	33.5	(76.1)
Reversal of Reserves for Possible Losses on Loans, etc,	4	70.3	70.3
Net Gains (Losses) related to Stocks	5	(38.1)	32.3	(70.5)
Equity in Income from Investments in Affiliates	6	2.6	8.8	(6.1)
Other	7	(62.9)	(56.7)	(6.1)

Ordinary Profits	8 (Total of 1-7)	648.5	60.0	588.4

Net Extraordinary Gains (Losses)	9	67.8	20.9	46.9
Negative Goodwill Incurred		91.1	91.1	—
Reversal of Reserves for Possible Losses on Loans, etc.			(59.4)	59.4
Income before Income Taxes and Minority Interests	10 = 8 + 9	716.4	81.0	635.4
Income Taxes - Current	11	(55.3)	(36.9)	(18.3)
- Deferred	12	(97.4)	22.6	(120.1)
Net Income before Minority Interests	13 = 10 + 11 + 12	563.6	66.6	496.9
Minority Interests in Net Income	14	(79.1)	4.6	(83.7)

Net Income	15 = 13+ 14	484.5	71.2	413.2

1.      Amounts less than one hundred million yen are rounded down.

2.      Certain items in expenses regarding stock transfer agency business and pension management business, which had been recorded as “Non-Personnel Expenses” until the previous fiscal year, have been included in “Net Fee and Commission Income” as “Fee and Commission Expenses” beginning with this fiscal year, and reclassification of the previous fiscal year has been made accordingly.

3.      “Reversal of Reserves for Possible Losses on Loans, etc.”, which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Reversal of Reserves for Possible Losses on Loans, etc. “within Ordinary Profits beginning with this fiscal year.

Credit-related Costs (including Credit Costs for Trust Accounts)	27.7	44.3	(16.6)

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Consolidated Capital Adequacy Ratio (BIS Standard)

	(Billions of yen)
	As of March 31, 2012 (Preliminary)		As of March 31, 2011
		Change
Risk-based Capital	7,772.9	(138.0)	7,910.9
Risk-weighted Assets	50,165.9	(1,527.9)	51,693.8
Capital Adequacy Ratio (%)	15.49	0.19	15.30

*	Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated)

		(Billions of yen)
		Fiscal 2011
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	Fiscal 2010
Gross Profits	1	798.6	681.7	127.0	1,607.5	(3.6)	1,611.1
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(556.4)	(244.8)	(78.0)	(879.3)	(10.5)	(868.7)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3 = 1 + 2	242.2	436.8	49.0	728.1	(14.2)	742.3

Reversal of (Provision for) General Reserve for Possible Losses on Loans	4	—	5.3	2.5	7.8	7.8	—

Net Business Profits	5 = 3 + 4	242.2	442.1	51.5	736.0	(6.3)	742.3

Net Non-Recurring Gains (Losses)	6	(50.8)	(91.9)	(15.5)	(158.3)	76.7	(235.1)

Ordinary Profits	7 = 5 + 6	191.3	350.2	36.0	577.6	70.3	507.2

Net Extraordinary Gains (Losses)	8	(36.5)	0.0	(0.1)	(36.6)	(111.7)	75.1
Income before Income Taxes	9 = 7 + 8	(154.8)	350.2	35.9	541.0	(41.4)	582.4
Income Taxes - Current	10	(0.4)	(40.3)	0.0	(40.7)	(27.6)	(13.0)
- Deferred	11	(24.2)	(42.7)	(5.1)	(72.0)	50.2	(122.3)

Net Income	12 = 9 + 10 + 11	130.1	267.2	30.7	428.1	(18.8)	447.0

1. Amounts less than one hundred million yen are rounded down.

2. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of “Credit Costs for Trust Accounts”.

3. Certain items in expenses regarding stock transfer agency business and pension management business, which had been included in “General and Administrative Expenses (excluding Non-Recurring Losses)” in MHTB until the previous fiscal year, have been included in “Gross Profits” beginning with this fiscal year, and reclassification of the previous fiscal year has been made accordingly.

4 “Reversal of Reserve for Possible Losses on Investments”, which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Net Non-Recurring Gains (Losses)” beginning with this fiscal year.

5. “Reversal of Reserves for Possible Losses on Loans, etc.”, which had been included in “Net Extraordinary Gains (Losses)” until the previous fiscal year, has been presented as “Net Non-Recurring Gains (Losses)” beginning with this fiscal year.

(Reference)
(Billions of yen)
Credit-related Costs	38.0	(12.3)	(0.9)	24.7	8.7	16.0

2. Consolidated Capital Adequacy Ratio (Preliminary)

	(Billions of yen)
	As of March 31, 2012
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
	Domestic Standard	BIS Standard	BIS Standard
Risk-based Capital	3,306.8	4,974.2	435.7
Risk-weighted Assets	21,299.9	27,931.6	2,386.0
Capital Adequacy Ratio (%)	15.52	17.80	18.26

*	Amounts less than one hundred million yen are rounded down.

3. Financial Conditions

	(Billions of yen)
	As of March 31, 2012					As of March 31, 2011
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change
Deposits/Loans and Bills Discounted
Deposits (including Negotiable Certificates of Deposit)	59,011.7	29,510.6	3,105.3	91,627.7	1,638.0	89,989.7
Loans and Bills Discounted	32,540.8	28,058.8	3,278.9	63,878.6	884.9	62,993.7
Disclosed Claims under the FRL	798.7	300.0	66.8	1,165.6	(42.3)	1,208.0
Unrealized Gains/Losses on Securities	0.4	34.7	31.8	67.0	82.2	(15.2)

1. Amounts less than one hundred million yen are rounded down.

2. Figures of MHTB in Disclosed Claims under the FRL include trust accounts.

3. Unrealized Gains/Losses on Securities indicate the difference between book values on the consolidated balance sheets regarding “Other Securities” which have readily determinable fair value and the acquisition costs.

In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.

Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceeding the consolidated balance sheet date.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.